FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For  February 24, 2017

Commission File Number: 001-34718

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland plc
24 February 2017
Annual Report and Accounts 2016
 A copy of the Annual Report and Accounts 2016 for The Royal Bank of Scotland plc has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do
 The document will be available on The Royal Bank of Scotland Group plc's website at www.rbs.com/results

For further information, please contact:-

RBS Media Relations
+44 (0) 131 523 4205

Investors
Alexander Holcroft
Investor Relations
+44 (0) 207 672 1758

For the purpose of compliance with the Disclosure Guidance and Transparency Rules, this announcement also contains risk factors extracted from the Annual Report and Accounts 2016 in full unedited text. Page references in the text refer to page numbers in the Annual Report and Accounts 2016.
Risk factors
Set out below are certain risk factors that could adversely affect the Group's future results, its financial condition and prospects and cause them to be materially different from what is expected. The Group is currently the principal operating subsidiary of The Royal Bank of Scotland Group plc (RBSG and, together with its subsidiaries, the RBS Group). Accordingly, in addition to the risks to which the Group and its business are or will be exposed, a number of the risk factors described below which relate to RBSG and the RBS Group will also be applicable to the Bank and the Group and the occurrence of any such risks could have a material adverse effect on the Group’s business, reputation, results of operations, financial condition, cash flows or future prospects. The factors discussed below and elsewhere in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing the Group.

Implementation of the ring-fencing regime in the UK which began in 2015 and must be completed before 1 January 2019 will result in material structural changes to the RBS Group and the Group including with respect to the perimeter of the Group’s activities and the assets that it holds. These changes will have a material adverse effect on the Group.
The requirement to “ring-fence” retail banking operations was introduced under the UK Financial Services (Banking Reform) Act 2013 (the Banking Reform Act 2013) and adopted through secondary legislation (the UK ring-fencing regime). These reforms form part of a broader range of structural reforms of the banking industry seeking to improve the resilience and resolvability of banks and which range from structural reforms (including ring-fencing) to the implementation of a new recovery and resolution framework (which in the UK) will incorporate elements of the ring-fencing regime). See “RBSG and its subsidiaries (including the Bank) are subject to a new and evolving framework on recovery and resolution, the impact of which remains uncertain, and which may result in additional compliance challenges and costs.”

On 30 September 2016, the RBS Group announced plans for its future ring-fencing compliant structure. By the end of 2018, the RBS Group intends to place the majority of its UK and Western European banking business in ring-fenced banking entities organised as a sub-group (RFB) under an intermediate holding company named NatWest Holdings Limited which will be a direct subsidiary of RBS plc and will ultimately assume ownership of National Westminster Bank Plc, Adam & Company PLC (to be renamed The Royal Bank of Scotland plc) and Ulster Bank Ireland DAC (Ulster Bank).

As a result, National Westminster Bank Plc will no longer be a direct subsidiary of the Bank. The NatWest Markets (NWM) franchise (formerly known as the Corporate and Institutional Banking business) and the RBS International business will be outside the ring-fence in other banking subsidiaries of RBSG, including the Bank. As part of this restructuring in mid-2018, the majority of existing personal, private, business and commercial customers of the Bank will be transferred to the RFB, specifically to National Westminster Bank Plc and to Adam & Company PLC, which (on the same day) will be renamed The Royal Bank of Scotland plc. At the same time, the Bank (which will sit outside the RFB) will be renamed NatWest Markets Plc to bring its legal name in line with the rebranding of the NWM franchise (formerly known as the Corporate and Investment Banking business) which was initiated in December 2016, and will continue to operate the NWM franchise as a direct subsidiary of RBSG.

As a result of the changes described above, the establishment of the RFB sub-group will have a material impact on how the RBS Group and the Group conduct their business and requires a significant legal and organisational restructuring of the RBS Group and the Group and the transfer of large numbers of assets, liabilities and customers between legal entities (within the RBS Group) and the realignment of employees which started in early 2017. As the Bank is currently the principal operating subsidiary of RBSG and holds a significant share of the RBS Group’s assets and businesses, such changes, in conjunction with the concurrent restructuring of the NWM franchise, will result in a significant reduction of the perimeter of the Group’s activities as well as the assets held by the Group as such businesses and assets will be divested or transferred to other entities within the RBS Group, which may adversely impact its security holders. The RBS Group’s final ring-fenced legal structure and the actions taken to achieve it, remain subject to, amongst other factors, additional regulatory, board and other approvals as well as employee representative information and consultation procedures. In particular, transfers of assets and liabilities through a ring-fencing transfer scheme are now subject to review by an Independent Skilled Person designated by the PRA in advance of commencing the formal court process in late 2017 prior to such transfers and migrations taking place in 2018, which may result in amendments being required to be made to the RBS Group’s current plan in delays in the implementation of the UK ring-fencing regime, additional costs and/or changes to the RBS Group’s and/or the Group’s business.

Risk factors continued
The implementation of these changes involves a number of risks related to both the revised RBS Group and Group structures and also the process of transition to such new structures. Those risks include the following:
●
The Group is unable to predict how some customers may react to the required changes, including if certain of its customers would be required as result to deal with both the Bank and its subsidiaries outside of the ring-fence and entities within the RFB to obtain the full range of products and services or to take any affirmative steps in connection with the reorganisation.
●
The RFB will need to operate independently from the other RBS Group entities outside of the RFB (including the Bank) and as a result, material changes may need to be made to the RBS Group’s and the Group’s existing corporate governance structure to ensure the RFB’s independence. This new structure may result in divergences between the various governance bodies within the RBS Group and create operational challenges. In addition, the RBS Group and the Group may experience difficulties in attracting qualified candidates to occupy these new positions and the new governance structure may result in an associated increase in overhead and compliance costs. In addition, remuneration policies will be required to be designed at Bank level.
●
As a result of the ring-fence, subject to certain exceptions, the Bank and its subsidiaries will no longer be able to undertake retail or protected activities, including the accepting of European Economic Area retail deposits which must be carried out exclusively within the RFB. This will require the transfer of certain of the current Group’s activities to the RFBs, leading to a loss of revenue and assets, associated risks, and limitations on the Group’s ability to grow. The RBS Group is still considering whether a number of current activities will be conducted within or outside of the RFB, which may impact the operations of the Bank and its subsidiaries. Such changes will limit the scope of the current Group’s activities and may have a material adverse effect on the Group’s business, financial condition and results of operations.
●
The Group currently receives certain services from, and provides other services to, entities within the RBS Group and has access to the infrastructure of the RBS Group which the Group currently requires in order to operate its business. In order to comply with the requirements of the UK ring-fencing regime, entities outside the RFB (including the Bank) will need to revise their operations infrastructure so as to comply with the shared services, independence and resolvability requirements set out in the UK ring-fencing rules, including in areas such as information technology (IT) infrastructure, human resources and critical service providers which may involve associated execution risks and may result in increased costs. Arrangements currently in place between the RFB and other RBS Group entities outside the RFB, including the Bank and its subsidiaries, will need to be reviewed in light of these requirements and the requirement that all such transactions take place on an arm’s-length basis, which may result in increased operational costs for the Group if it has to rely on third party providers for the provision of such services.
●
The implementation of the UK ring-fencing regime will significantly impact the management of the RBS Group’s treasury operations, including internal and external funding arrangements. The changes required may adversely impact the assessment made by credit rating agencies, creditors and other stakeholders of the credit strength of some of the RFB or other RBS Group entities (including the Bank) on a standalone basis and the ability of the other RBS Group entities (including the Bank) to meet funding and capital prudential requirements will be dependent on obtaining an adequate credit ratings. There can be no guarantee that such a credit rating will be obtained by the Bank. The Group currently receives capital and funding support from the RBS Group, including RBS Group entities which will ultimately be inside the RFB. Restrictions or changes imposed on the ability of the RBS Group to provide intra-group funding, capital or other support directly or indirectly to the Bank or its subsidiaries, may result in funding or capital pressures and liquidity stress for the Bank or its subsidiaries.

Risk factors continued
●
Reliance on intragroup exemptions in relation to the calculation of risk-weighted assets and large exposures may not be possible between the Group and other RBS Group entities and may result in risk-weighted assets inflation. Intragroup distributions (including payments of dividends) between RFB and other RBS Group entities (including the Bank), will also be prohibited (with the exception of distributions to the RBS Group parent company).
●
 From 2026 it will not be possible for the RFB and the other RBS Group entities (including the Bank) that are not RFB entities or wholly owned subsidiaries of the RFB to participate in the same defined benefit pension plan. As a result, it will be necessary to restructure the RBS Group’s defined benefit pension plans (including The Royal Bank of Scotland Group Pension Fund, the RBS Group’s main defined benefit pension scheme (the Main Scheme) in which the Bank currently participates), such that either the RFB or other RBS Group entities (including the Bank) that are not wholly owned subsidiaries of the RFB leave the current scheme. The costs of separation may be material and may trigger certain legal and regulatory obligations, including possibly increased contributions or may require certain RBS Group entities (including the Bank) to set up their own schemes. Such restructuring may also result in additional or increased cash contributions in the event the pension trustees determine that the employer covenant has been weakened as a result of such separation.
●
The restructuring and planned transfers may also result in accounting consequences for the Bank. Although a number of transfers will be made at book value between fully owned RBS Group entities and will therefore not have an accounting impact, certain transfers will be made at fair value which may result in a profit or loss being recognised by the RBS Group or other Group entities, including the Bank. In addition, transfers of assets that have related hedging arrangements may result in adverse operational, financial or accounting consequences if the transfer is not consistent with the unaffected continuation of such hedging arrangements.
●
In addition, the proposed transfers may have tax costs, or may impact the tax attributes of each RBS Group entity (including the Bank) and the ability to transfer tax losses between RBS Group entities.

The steps required to implement the UK ring-fencing regime within the RBS Group (including with respect to the Group) to comply with the relevant rules and regulations are extraordinarily complex and require an extended period of time to plan, execute and implement and entail significant costs and operational, legal and execution risks, which risks may be exacerbated by the RBS Group’s and the Group’s other ongoing restructuring efforts. External or internal factors, including new and developing legal requirements relating to the regulatory framework for the banking industry and the evolving regulatory and economic landscape resulting from the UK’s planned exit from the EU, as well as further political developments or changes to the Group’s current strategy or means of compllance with its EU State Aid Commitments, may require the RBS Group to further restructure its operations (including its operations in Western Europe) and may in turn require further changes to be made to the RBS Group’s ring-fencing plans (including the planned structure of the RBS Group post implementation). See also “Changes to the prudential regulatory framework for banks and investment banks within the EU may require additional structural changes to the RBS Group’s operations which may affect current restructuring plans and have a material adverse effect on the Group”.

There is no certainty that the RBS Group will be able to complete the legal restructuring and migration of customers by the 1 January 2019 deadline or in accordance with future rules and the consequences of non-compliance are currently uncertain. Conducting the RBS Group’s operations in accordance with the new rules may result in additional costs (transitional and recurring) following implementation and impact the RBS Group’s and/or the Group’s profitability. As a result, the implementation of the UK ring-fencing regime could have a material adverse effect on the Group’s reputation, results of operations, financial condition and prospects.

The RBS Group and the Group are subject to a number of legal, regulatory and governmental actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the Group’s operations, operating results, reputation, financial position and future prospects.
The Group’s operations remain diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant legal and regulatory actions, including litigation claims and proceedings and civil and criminal regulatory and governmental investigations, and other regulatory risk. The Group has settled a number of legal and regulatory actions over the past several years but continues to be, and may in the future be, involved in a number of legal and regulatory actions in the US, the UK, Europe and other jurisdictions.

Risk factors continued
The legal and regulatory actions specifically referred to below are, in the Group’s view, the most significant legal and regulatory actions to which the Group is currently exposed. However, the Group is also subject to a number of additional claims, proceedings and investigations, the adverse resolution of which may also have a material adverse impact on the Group and which include ongoing reviews, investigations and proceedings (both formal and informal) by governmental law enforcement and other agencies and litigation proceedings (including class action litigation), relating to, among other matters, the offering of securities, including residential mortgage-backed securities (RMBS), conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including structured products and government securities), product mis-selling, customer mistreatment, anti-money laundering, sanctions, and various other compliance issues.

See pages 201 to 215 for details for these matters. The Group continues to cooperate with governmental and regulatory authorities in relation to ongoing regulatory actions. Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines or settlements or the form of any settlements, which may be material, are often difficult to predict, particularly in the early stages of a case or investigation. It is expected that the Group will continue to have a material exposure to legal and regulatory actions relating to legacy issues in the medium term.

In the US, ongoing matters include various civil claims relating to legacy RMBS activities, the most material of which are those of the Federal Housing Finance Agency (FHFA), and investigations by the civil and criminal divisions of the U.S. Department of Justice (DOJ) and various other members of the RMBS Working Group of the Financial Fraud Enforcement Task Force (including several state attorneys general). On 26 January 2017, the Group announced that it was taking a further £3.1bn ($3.8bn) provision in relation to these litigation and investigation matters including in relation to the Group’s issuance and underwriting of RBMS as well as other RMBS litigation matters.

The duration and outcome of the DOJ’s civil and criminal investigations remain uncertain. No settlement may be reached with the DoJ and further substantial additional provisions and costs may be recognised. Any finding of criminal liability by US authorities (including as a result of guilty pleas) could have material collateral consequences for the Group’s operations.

These may include consequences resulting from the need to reapply for various important licences or obtain waivers to conduct certain existing activities of the Group, particularly but not solely in the US, which may take a significant period of the time and the results of which are uncertain. Failure to obtain such licenses or waivers could adversely impact the Group’s business, in particular the NatWest Markets business in the US, including if it results in the Group being precluded from carrying out certain activities. A further provision of £3.1 billion ($3.8 billion) was recorded by the Group in Q4 2016 in relation to the Group’s various RMBS investigations and litigation matters, taking the total of such provisions to £6.8 billion ($8.9 billion) at 31 December 2016.

The Group is also facing litigation in the UK in connection with its 2008 shareholder rights issue. In December 2016, the Group concluded full and final settlements with four of the five shareholder groups representing 78% of the claims by value. As announced in December, although the Group has determined a settlement figure of up to £800 million for the resolution of these matters (including the settlement referred to above), which amount is covered by existing provisions. This figure assumes that agreement is also reached with the remaining claimant group, is split proportionally and is subject to validation of claims. Following the settlements described above, a number of claims remain outstanding with the final shareholder group and the Group may not manage to reach a settlement agreement with the remaining claimants, and as a result remains exposed to continuing litigation. Trial is scheduled to commence in March 2017.

In addition, the Group is undertaking various remediation programmes in response to past conduct issues. As announced on 8 November 2016, the Group is also taking steps, including automatic refunds of certain complex fees and a new complaints process, overseen by an independent third party for small and medium entity (SME) customers in the UK and the Republic of Ireland that were in its Global Restructuring Group (GRG) between 2008 and 2013. This new complaints review process and the automatic refund of complex fees was developed with the involvement of the Financial Conduct Authority (FCA). The FCA’s review into these activities is continuing and fines or additional redress commitments may be accepted by or imposed upon the Group, notwithstanding the steps the Group has already taken. The Group booked a provision of £400 million in Q4 2016, based on its estimates of the costs associated with the new complaints review process and the automatic refund of complex fees for SME customers in GRG.

Risk factors continued
In 2016, the Group booked additional provisions of £600 million with respect to payment protection insurance (PPI), resulting in total provisions made for such matters of £4.9 billion, of which £3.6 billion had been utilised by 31 December 2016 and additional future provisions and costs are possible until such time as the FCA’s consultation on the deadline for PPI is concluded. Settlements, resolutions and outcomes in relation to ongoing legal or regulatory actions may result in material financial fines or penalties, non-monetary penalties, restrictions upon or revocation of regulatory permissions and licences and other collateral consequences and may prejudice both contractual and legal rights otherwise available to the Group. The costs of resolving these legal and regulatory actions could individually or in aggregate prove to be substantial and monetary penalties and other outcomes could be materially in excess of provisions, if any, made by the Group. New provisions or increases in existing provisions relating to existing or future legal or regulatory actions may be substantial and may have a material adverse effect on the Group’s financial condition and results of operations as well as its reputation. The outcome of on-going claims against the Group may give rise to additional legal claims being asserted against the Group. Adverse outcomes or resolution of current or future legal or regulatory actions could result in restrictions or limitations on the Group’s operations, adversely impact the implementation of Group’s current transformation programme as well as its capital position and its ability to meet regulatory capital adequacy requirements. The remediation programmes or commitments which the Group has agreed to in connection with past settlements or investigations, could require significant financial costs and personnel investment for the Group and may result in changes in its operations or product offerings, and failure to comply with undertakings made by the Group to its regulators may result in additional measures or penalties being taken against the Group.

The RBS Group (including the Group) have been, and will remain, in a period of major restructuring through to 2019, which carries significant execution and operational risks including the risk of not meeting stated management targets and the RBS Group or the Group may not be a viable, competitive, customer-focussed and profitable banking group as a result.
Since early 2015, the RBS Group has been implementing a major restructuring and transformation programme, articulated around a strategy focussed on the growth of its strategic operations in Personal & Business Banking (PBB) and Commercial & Private Banking (CPB) and the further restructuring of the NWM business to focus mainly on UK and Western European corporate and financial institutions.

As part of this programme, the RBS Group also continues to run-down certain operations, businesses and portfolios in order to reduce risk-weighted assets as well as the scope and complexity of its activities, including through the run-down of the higher risk and capital intensive assets in Capital Resolution. Throughout 2016, the RBS Group stepped up the run-down of the higher risk and capital intensive assets in RBS Capital Resolution, reducing risk-weighted assets by £14.5 billion.

Part of the focus of this transformation programme is to downsize and simplify the RBS Group and the Group, reduce underlying costs, strengthen its overall capital position, improve customer experience and employee engagement, update operational and technological capabilities, strengthen governance and control frameworks and better position the RBS Group and the Group for the implementation of the UK ring-fencing regime by 1 January 2019. Together, these initiatives are referred to as the RBS Group’s “transformation programme”.

As part of its transformation programme, a number of financial, capital, operational and diversity targets, expectations and trends have been set by management for the RBS Group and the Group, both for the short term and throughout the restructuring peroid. These include (but are not limited to) expectations relating to the RBS Group’s and the Group’s return to profitability and the timing thereof, one-off costs incurred in connection with material litigation and conduct matters and the timing thereof, expected growth rates in income, customer loans and advances and volumes and underlying drivers and trends, cost:income ratio targets, expectations with respect to reductions in operating costs and charges as well as impairment charges, disposal losses relating to Capital Resolution, CET1 ratio targets and expecations regarding funding plans and requirements, expectations with respect to reductions in risk-weighted assets and the timing thereof, expectations with respect to employees engagement and diversity targets.

The successful implementation of the RBS Group’s transformation programme and the RBS Group’s ability to meet associated targets and expectations, are subject to various internal and external factors and risks, including those described in this risk factor, the other risk factors included in this section and the disclosure included in the rest of this document. These include but are not limited to, market, regulatory, economic and political uncertainties, developments relating to litigation and regulatory matters, operational risks, risks relating to the RBS Group’s and the Group’s business models and strategies and delays or difficulties in implementing its transformation programme, including the restructuring of the NWM franchise, the implementation of the UK ring-fencing regime and compliance with the RBS Group’s State Aid obligations. A number of factors may impact the RBS Group’s ability to maintain its CET1 ratio target at or over 13% throughout the restructuring period, including conduct related costs, pension or legacy charges, accounting impairments or limited organic capital generation through profits.

Risk factors continued
In addition, the run-down of risk-weighted assets may be accompanied by the recognition of disposal losses which may be higher than anticipated, including due to a degraded economic environment. Further regulatory changes may also result in risk-weighted assets inflation in the medium term. For a further discussion of the risks associated with meeting the RBS Group’s capital targets, see “The Group’s business performance and financial position could be adversely affected if its or the RBS Group’s capital is not managed effectively or if it or the RBS Group are unable to meet their capital targets.” The RBS Group’s and the Group’s ability to meet cost:income ratio targets and the planned reductions in their annual underlying costs (excluding restructuring and conduct-related charges and remediation costs) may also be impacted and the focus on meeting cost reduction targets may result in limited investment in other areas which could affect the RBS Group’s or the Group’s long-term product offering or competitive position.

Due to the changed nature of the RBS Group’s and the Group’s business model, the RBS Group’s and the Group’s expectations with respect to its return to profitability and the timing thereof may not be achieved in the timescale envisaged or at any time. An adverse macroeconomic environment, including sustained low interest rates, political and regulatory uncertainty, increased market competition and/or heightened litigation costs may also pose significant headwinds to the profitability of the RBS Group and the Group. In addition there can be no certainty that the new business model defined for the NWM franchise will result in a sustainable or profitable business.

More generally, the targets, expectations and trends which accompany the RBS Group’s transformation programme are based on management plans, projections and models and are subject to a number of key assumptions and judgments any of which may prove to be inaccurate. Among others, the targets, expectations and trends set as part of the RBS Group’s transformation programme assume that the RBS Group and the Group will be successful: implementing their business models and strategies, executing the RBS Group transformation programme and reducing the complexity of their business and infrastructure at the same time that they will be implementing significant structural changes to comply with the regulatory environment and that they will implement and maintain a robust control environment and effective culture, including with respect to risk management.

The RBS Group may not be able to successfully implement any part of its transformation programme or reach any of its related targets or expectations in the time frames contemplated or at all. The RBS Group’s transformation programme comprises a large number of concurrent actions and initiatives, any of which could fail to be implemented due to operational or execution issues. Implementation of the RBS Group’s transformation programme is expected to result in significant costs, which could be materially higher than currently contemplated, including due to material uncertainties and factors outside of the RBS Group’s control.

In addition, as the Bank is currently the principal operating subsidiary of RBSG and holds the majority the RBS Group’s assets and businesses, certain aspects of this transformation programme directly and materially impact the Group’s business and product offering, in particular as a result of the restructuring of the NWM franchise which sits within the Group as well as the divestment of certain of the Group’s assets and portfolios.

Implementing the RBS Group’s current transformation programme, including the restructuring of the NWM franchise, requires further material changes to be implemented within the RBS Group over the medium term concurrent with the implementation of significant structural changes to comply with the UK ring-fencing regime and resulting from the RBS Group’s seeking to comply with its State Aid obligations. This restructuring period will be disruptive, will increase operational and people risks for the RBS Group and the Group and will continue to divert management resources from the conduct of the RBS Group’s and the Group’s operations and development of their business. The scale of changes being concurrently implemented has and will continue to require the implementation and application of robust governance and controls frameworks and there is no guarantee that the RBS Group or the Group will be successful in doing so.

Due to changes in the micro and macro-economic and political and regulatory environment in which the RBS Group and the Group operate, in particular as a result of the consequences of the EU Referendum, the RBS Group may also be required to reconsider certain aspects of its current restructuring programme, or the timeframe for its implementation. In particular, there may be a need to further restructure the RBS Group’s Western European operations (including certain operations of the Group), including for example, as a result of potential changes in the prudential regulatory framework for banks and investment banks within the EU or if the RBS Group or the Group are no longer able to rely on the EU passporting framework for financial services. Any such additional restructuring will be likely to increase operational and people risks for the RBS Group and the Group.

Risk factors continued
On completion of the implementation of its transformation programme, the further restructuring of the NWM franchise and the UK ring-fencing regime in 2019, previously anticipated levels of revenue and profitability may not be achieved in the timescale envisaged or at any time, due to the changed nature of the RBS Group’s business model and revised scope of the Group’s business. An adverse macroeconomic environment, including sustained low interest rates, political and regulatory uncertainty, market competition for margins and/or heightened litigation costs may also pose significant headwinds to the profitability of the RBS Group and/or the Group.

As a result, there can be no certainty that the implementation of the RBS Group’s transformation programme will prove to be a successful strategy, that the RBS Group will meet its targets and expectations during the restructuring period or that the restructured RBS Group will be a viable, competitive, customer-focussed or profitable bank.

The Group is subject to political risks, including economic, regulatory and political uncertainty arising from the outcome of the recent referendum on the UK’s membership of the European Union (EU Referendum) which could adversely impact the Group’s business, results of operations, financial condition and prospects.
In a referendum held on 23 June 2016, a majority voted for the UK to leave the European Union (EU). There is now prevailing uncertainty relating to the timing of the UK’s exit from the EU, as well as the negotiation and form of the UK’s relationships with the EU, with other multilateral organisations and with individual countries at the time of exit and beyond. Once the exit process is triggered by the UK government, Article 50 of the Treaty on the EU stipulates that a maximum two year period of negotiation will begin to determine the new terms of the UK’s exit from the EU and set the framework for the UK’s new relationship with the EU, after which period its EU membership and all associated treaties will cease to apply, unless some form of transitional arrangement encompassing those associated treaties is agreed or there is unanimous agreement amongst EU member states and the European Commision to extend the negotiation period.

The direct and indirect effects of the UK’s decision to leave the EU are expected to affect many aspects of the RBS Group’s and the Group’s business, including as described elsewhere in these risk factors, and may be material. During the period in which the UK is negotiating its exit from the EU, the RBS Group and the Group may face an increasingly uncertain operating environment.

The longer term effects of the EU Referendum on the RBS Group’s and the Group’s operating environment are difficult to predict, and subject to wider global macro-economic trends and events, but are likely to significantly impact the Group and its customers and counterparties who are themselves dependent on trading with the EU or personnel from the EU and may result in periodic financial volatility and slower economic growth, in the UK in particular, but also in Republic of Ireland (ROI), Europe and potentially the global economy. These longer term effects may endure until the bilateral and multilateral trading and economic relationships between the UK, the EU, members of the World Trade Organisation and other key trading partners are agreed, implemented and settled.

There is related uncertainty as to the respective legal and regulatory arrangements under which the RBS Group and the Group will operate when the UK is no longer a member of the EU. In addition, the Group and its counterparties may no longer be able to rely on the EU passporting framework for financial services and could be required to apply for authorisation in multiple EU jurisdictions, the costs, timing and viability of which is uncertain. This uncertainty and any actions taken as a result of this uncertainty, as well as new or amended rules, could have a significant impact on the RBS Group’s and the Group’s operations or legal entity structure, including attendant restructuring costs, capital requirements and tax implications and as result adversely impact the Group’s profitability, business model and product offering.
See also “Changes to the prudential regulatory framework for banks and investment banks within the EU may require additional structural changes to the RBS Group’s operations which may affect current restructuring plans and have a material adverse effect on the Group.”

The outcome of the EU Referendum has created constitutional and political uncertainty as to how the Scottish parliamentary process may impact the negotiations relating to the UK’s exit from the EU. As RBSG and the Bank are both headquartered and incorporated in Scotland, any changes to Scotland’s relationship with the UK or the EU may further impact the environment in which the RBS Group and its subsidiaries operate and could adversely impact the Group’s operations including as it may require changes to be made to the RBS Group’s structure, independently or in conjuction with other mandatory or strategic structural and organisational changes and as a result could adversely impact the Group

Risk factors continued
Changes to the prudential regulatory framework for banks and investment banks within the EU may require additional structural changes to the RBS Group’s operations which may affect current restructuring plans and have a material adverse effect on the Group.
The exit from the European Union by the UK following the EU Referendum may result in one or more structural and reorganisation changes being implemented within the RBS Group, in addition to those currently planned for. Current proposed changes to the European prudential regulatory framework for banks and investment banks may result in additional prudential or structural requirements being imposed on financial institutions based outside the EU wishing to provide financial services within the EU which may apply to the RBS Group once the UK has formally exited the EU. One of the proposals would impose a requirement for any third country banks with two or more institutions within the EU to establish a single intermediate parent undertaking in the European Union. These are currently draft proposals which, if adopted, are not expected to come into force until after the implementation deadline for the UK ring fencing regime (1 January 2019). The RBS Group is currently assessing how these proposals, if adopted, may impact the RBS Group and its current restructuring plans to implement the UK ring-fencing regime. If implemented, the impact of these proposals could be material given the expectation that both the RFB and the non-ring fenced group would continue to carry out operations in the EU. If adopted, these proposals would require further additional restructuring of the RBS Group’s operations and legal structure, in addition to the changes already planned to be implemented for the purposes of compliance with the UK ring-fencing regime and any other changes required to be implemented as a result of other regulatory, political or strategic developments and could result in material additional capital requirements and have adverse tax implications. Planning and implementation of any additional restructuring of the RBS Group’s activities may also divert management and personnel resources from the effective conduct of the RBS Group’s operations, result in further material restructuring costs, jeopardise the delivery and implementation of a number of other significant change projects resulting from mandatory regulatory developments or as part of its transformation programme, impact the Group’s product offering or business model or adversely impact the RBS Group’s and the Group’s ability to deliver its strategy and meet its targets and guidance, each of which could have a material adverse impact on the RBS Group’s and the Group’s results of operations, financial condition and prospects.

The RBS Group is in the process of seeking to satisfy its commitments arising as a result of the receipt of State Aid in December 2008. The process to amend the RBS Group’s State Aid obligations in respect of Williams & Glyn may not ultimately amend such obligations or the revised obligations may be more onerous than those currently being discussed. The diversion of RBS Group resources required to meeting the RBS Group’s obligations in respect of Williams & Glyn, associated costs or delays in meeting, or a failure to meet, the deadline for compliance, could have a material adverse effect on the Group’s operations, operating results, financial position and reputation.
State Aid approval was received from the European Commission in connection with the financial assistance provided to the RBS Group by the UK Government in 2008. In connection with the receipt of such financial assistance, and as a condition for State Aid approval, the RBS Group entered into a state aid commitment deed with HM Treasury (as amended from time to time, the State Aid Commitment Deed) which set out conditions upon which such State Aid approval was granted including the requirement for the RBS Group to divest its RBS branches in England and Wales, NatWest branches in Scotland, Direct SME banking and certain mid-corporate customers (Williams & Glyn) by the end of 2017. In light of its obligations under the State Aid Commitment Deed, the RBS Group actively sought to fully divest Williams & Glyn and engaged in discussions with a number of interested parties concerning a transaction related to substantially all of the Williams & Glyn business. However, as none of these proposals could deliver full divestment by 31 December 2017, the RBS Group announced on 28 April 2016 that there was a significant risk that the previously planned separation and divestment of Williams & Glyn would not be achieved by the 31 December 2017 deadline. On 5 August 2016, the RBS Group announced that the Board had determined that it would not be prudent to continue with the plan for separating and divesting Williams & Glyn and announced that various alternative divestment structures were being actively explored.

The RBS Group subsequently announced on 17 February 2017 that the Commissioner responsible for EU competition policy planned to propose to the European Commission to open proceedings to develop an alternative plan for the RBS Group to meet its remaining State Aid obligations in regards to Williams & Glyn. If adopted, it is intended that this alternative plan would replace the existing requirement to achieve separation and divestment of Williams & Glyn by 31 December 2017 and the current conditions set out in the State Aid Commitment Deed would be amended accordingly.

Risk factors continued
Under the current form of the alternative plan, the RBS Group will deliver a package of measures to promote competition in the market for banking services to small and medium enterprises (SMEs) in the UK. This package will include: (i) an SME banking capability fund, administered by an independent body, which eligible challenger banks could access to increase their SME business banking capabilities; (ii) funding for eligible challenger banks to help them incentivise UK SME customers to switch their accounts from the RBS Group to eligible challenger banks by paying in the form of “dowries”; (iii) the RBS Group granting business customers of eligible challenger banks access to its branch network for cash and cheque handling, to support the incentivised switching programme; and (iv) the funding of an independent financial services innovation fund to invest in and help support the growth of existing businesses providing or developing innovative financial services or products for UK SMEs. In connection with this package of alternative measures, the RBS Group has taken a £750 million provision in 2016. However, actual costs associated with the implementation of such measures may be materially higher as a result of unforeseen complexities and factors outside of the RBS Group’s control.

Discussions will continue between the RBS Group, HM Treasury and the European Commission to further develop the design of this package of alternative measures and the duration of them. The timing of the approval for this or any package of alternative measures is uncertain and there is no guarantee that the European Commission will ultimately agree to this or any package of alternative measures in replacement of the original terms of the State Aid Commitment Deed in relation to Williams & Glyn. In addition, the final scope and content of the package of alternative measures will be subject to further market testing by HM Treasury and a consultation exercise by the European Commission, either of which may result in amendments to the scope of and costs associated with this package as a result of which the final terms of a package of alternative measures may be more onerous than the scope of the plan set out above.

Implementation of the package, or if required as a result of the above process a more onerous package, and any associated business restructuring could divert resources from the RBS Group’s operations and jeopardise the delivery and implementation of other significant plans and initiatives. The incentivised transfer of SME customers to third parties places reliance on those third parties to achieve satisfactory customer outcomes which could give rise to reputational damage if these are not forthcoming.

Execution of the alternative measures package plan entails significant costs, including the funding commitments and financial incentives envisaged to be provided under the plan. In addition, the final terms of the agreement entered into among the RBS Group, HM Treasury and the European Commission may include sanctions or additional financial incentives designed to ensure that the RBS Group delivers its commitments. The RBS Group will also need to assess the timing and manner in which to reintegrate the remaining Williams & Glyn business into the RBS Group which is expected to result in additional restructuring charges and may adversely impact the RBS Group’s existing restructuring plans, including in respect of the implementation of the UK ring-fencing regime.

As a direct consequence of the incentivised switching component of the package of alternative measures described above, the RBS Group will lose existing customers and deposits and associated revenues and margins. Furthermore, the SME banking capability fund and financial services innovation fund envisaged by the alternative plan is intended to benefit challenger banks and negatively impact the RBS Group’s competitive position. To support this incentivised switching initiative, the RBS Group will also have to agree to grant business customers of eligible challenger banks access to its branch network for cash and cheque handling, which may result in reputational and financial exposure for the RBS Group and impact customer service quality for RBS’s own customers with consequent competitive, financial and reputational implications.

If the RBS Group fails to come to an agreement with HM Treasury and the European Commission in respect of the proposed package of alternative measures, and a determination is made that the RBS Group remains required to divest Williams & Glyn, there is no guarantee that the RBS Group will be able to identify or recommence discussions with interested buyers for Williams & Glyn at that time or that it will be able to agree a divestment on commercially beneficial terms and there is no certainty that any such discussions would lead to a viable transaction. In addition, the RBS Group would be required to conduct further restructuring in order to divest the Williams & Glyn business, at the same time that it is implementing significant restructuring changes in connection with the implementation of the UK ring-fencing regime and other restructuring changes which may be required as a result of the UK terminating its membership of the European Union, which entails material execution risks and costs, as well as diverting RBS Group and management resources. In addition, if no alternative to the RBS Group’s current State Aid Commitment Deed obligations becomes effective, the RBS Group would be unable to meet the principal obligation in the State Aid Commitment Deed to divest Williams & Glyn by 31 December 2017, which could entail material sanctions (including the appointment of a divestiture trustee, with the mandate to complete the divestment at no minimum price).

Risk factors continued
A failure to comply with the terms of the revised State Aid Commitment Deed, once agreed, could result in the imposition of additional measures or limitations on the RBS Group’s operations, additional supervision by the RBS Group’s regulators, and loss of investor confidence, any of which could have a material adverse impact on the RBS Group. Delays in execution may also impact the RBS Group’s ability to carry out its transformation programme, including the implementation of cost saving initiatives and implement mandatory regulatory requirements, including the UK ring-fencing regime. Such risks will increase in line with any additional delays.

Operational risks are inherent in the Group’s businesses and these risks are heightened as a result of key strategic and regulatory initiatives being implemented by the RBS Group and the Group and against the backdrop of legal and regulatory changes.
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events, including legal risks. The Group has complex and diverse operations and operational risk and losses can result from a number of internal or external factors, including:
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internal and external fraud and theft from the Group,
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compromise of the confidentiality, integrity, or availability of the Group’s data, systems and services;
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failure to identify or maintain the Group’s key data within the limits of the Group’s agreed risk appetite;
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failure of the Group’s technology services due to loss of data, systems or data centre failure or failure by third parties to restore services;
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failure to appropriately or accurately manage the Group’s operations, transactions or security;
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incorrect specification of models used by the Group, implementing or using such models incorrectly;
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failure to effectively execute or deliver the RBS Group’s transformation programme;
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failure to attract, retain or engage staff;
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insufficient resources to deliver change and business-as-usual activity;
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decreasing employee engagement or failure by the Group to embed new ways of working and values; or
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incomplete, inaccurate or untimely statutory, regulatory or management reporting.

Operational risks for the Group are and will continue to be heightened as a result of the number of initiatives being concurrently implemented by the Group, including the implementation of the RBS Group’s transformation programme, including its cost-reduction programme, the implementation of the UK ring-fencing regime and compliance with its State Aid obligations. Individually, these initiatives carry significant execution and delivery risk and such risks are heightened as their implementation is generally highly correlated and dependent on the successful implementation of interdependent initiatives.

These initiatives are being delivered against the backdrop of ongoing cost challenges and increasing legal and regulatory uncertainty and will put significant pressure on the Group’s ability to maintain effective internal controls and governance frameworks. Although the Group has implemented risk controls and loss mitigation actions and significant resources and planning have been devoted to mitigate operational risk, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group. Ineffective management of operational risks could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group is exposed to cyberattacks and a failure to prevent or defend against such attacks could have a material adverse effect on the Group’s operations, results of operations or reputation.
The RBS Group and the Group are subject to cybersecurity attacks which have regularly targeted financial institutions and corporates as well as governments and other institutions and have materially increased in frequency, sophistication and severity in recent years. The Group relies on the effectiveness of its internal policies and associated procedures, IT infrastructure and capabilities to protect the confidentiality, integrity and availability of information held on its computer systems, networks and mobile devices, and on the computer systems, networks and mobile devices of third parties on whom the Group relies.

Risk factors continued
The Group takes measures to protect itself from attacks designed to prevent the delivery of critical business processes to its customers. Despite these preventative measures, the RBS Group’s and the Group’s computer systems, software, networks and mobile devices, and those of third parties on whom the Group relies, are vulnerable to cyberattacks, sabotage, unauthorised access, computer viruses, worms or other malicious code, and other events that have a security impact. Financial institutions, such as the Group, with complex legacy infrastructure may be even more susceptible to attack due to the increased number of potential entry points and weaknesses. Failure to protect the Group’s operations from cyberattacks or to continuously review and update current processes in response to new threats could result in the loss of customer data or other sensitive information as well as instances of denial of service for the RBS Group’s customers. Although the RBS Group experienced attempted distributed denial of service (DDoS) attacks in 2016, none of these attacks was successful. During 2015, the RBS Group experienced a number of DDoS attacks, one of which had a temporary impact on some of NatWest’s web services, as well as a smaller number of malware attacks.

The Bank of England, the FCA and HM Treasury in the UK and regulators, in the US and in Europe have identified cybersecurity as a systemic risk to the financial sector and highlighted the need for financial institutions to improve resilience to cyberattacks and the RBS Group expects greater regulatory engagement, supervision and enforcement on cybersecurity in the future. The RBS Group and the Group continue to participate in initiatives led by the Bank of England and other regulators designed to test how major firms respond to significant cyberattacks. The outputs of this exercise and other regulatory and industry-led initiatives are being incorporated into the on-going IT priorities and improvement measures of the RBS Group and the Group.

However, the Group expects that it and the RBS Group will to be the target of continued attacks in the future and there can be no certainty that the Group will be able to detect or prevent all threats.

Any failure in the Group’s cybersecurity policies, procedures or capabilities, or cyber-related crime, could lead to the RBS Group and/or the Group suffering reputational damage and a loss of customers, regulatory investigations or sanctions being imposed and could have a material adverse effect on the RBS Group’s and/or the Group’s results of operations, financial condition or prospects.

The Group’s business performance and financial position could be adversely affected if its or the RBS Group’s capital is not managed effectively or if it or the RBS Group are unable to meet their capital targets.
Effective management of the RBS Group’s and the Group’s capital is critical to their ability to operate their businesses, comply with regulatory obligations (including those resulting from the implementation of the UK ring-fencing regime) and pursue the RBS Group’s strategy of returning to stand-alone strength, resume dividend payments on RBSG ordinary shares and maintain discretionary payments.

The RBS Group and the Group (on a standalone basis) are required by regulators in the UK, the EU and other jurisdictions in which they undertake regulated activities to maintain adequate capital resources. Adequate capital also gives the RBS Group and the Group financial flexibility in the face of continuing turbulence and uncertainty in the global economy and specifically in its core UK and European markets.

 The RBS Group currently targets a CET1 ratio at or above 13% throughout the period until completion of the implementation of its restructuring. On a fully loaded basis, the RBS Group’s and the Group’s CET1 ratio were 13.4% and 13.1%, respectively at 31 December 2016, compared with 15.5% and 16.0%, respectively, at 31 December 2015.

The RBS Group’s target capital ratio for the RBS Group and the RBS Group entities, including the Group, is based on its expected regulatory requirements and internal modelling, including stress scenarios. However, the ability of the RBS Group or the Group to achieve such targets depends on a number of factors, including the implementation of the RBS Group’s transformation programme and any of the factors described below. A shortage of capital, which could in turn affect the Group’s capital ratio, could arise from:
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a depletion of the RBS Group’s or the Group’s capital resources through increased costs or liabilities (including pension, conduct and litigation costs), reduced profits or increased losses (which would in turn impact retained earnings), sustained periods of low or lower interest rates, reduced asset values resulting in write-downs or impairments or accounting charges;

Risk factors continued
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an increase in the amount of capital that is required to meet the Group’s regulatory requirements, including as a result of changes to the actual level of risk faced by the RBS Group or the Group, factors influencing the RBS Group’s regulator’s determination of the firm-specific Pillar 2B buffer applicable to the RBS Group (the PRA buffer), changes in the minimum levels of capital or liquidity required by legislation or by the regulatory authorities or the calibration of capital or leverage buffers applicable to the RBS Group or the Group, including countercyclical buffers, increases in risk-weighted assets or in the risk weighting of existing asset classes or an increase in the RBS Group’s view of any management buffer it needs, taking account of, for example, the capital levels or capital targets of the RBS Group’s peer banks and criteria set by the credit rating agencies.

In addition, the RBS Group’s capital requirements, determined either as a result of regulatory requirements, including in light of the implementation of the UK ring-fencing regime and the establishment of the RFB or management targets, may impact the level of capital required to be held by the Group and as part of its capital management strategy, the RBS Group may decide to impose higher capital levels to be held by the Bank or the Group.

The RBS Group’s and the Group’s current capital strategy is based on the expected accumulation of additional capital through the accrual of profits over time and/or through the planned reduction of its risk-weighted assets through disposals or natural attrition, the execution of which is subject to operational and market risks. Further losses or a failure to meet profitability targets or reduce risk-weighted assets in accordance with or within the timeline contemplated by the RBS Group’s capital plan, a depletion of its or the Group’s capital resources, earnings and capital volatility resulting from the implementation of IFRS 9 as of 1 January 2018, or an increase in the amount of capital they needs to hold (including as a result of the reasons described above), would adversely impact the RBS Group’s and/or the Group’s ability to meet capital targets or requirements and achieve their capital strategy during the restructuring period.

If the RBS Group or the Group are determined to have a shortage of capital as a result of any of the circumstances described above, the RBS Group may suffer a loss of confidence in the market with the result that access to liquidity and funding may become constrained or more expensive or, may be subject to regulatory interventions and sanctions. The RBS Group’s regulators may also request that the RBS Group carry out certain capital management actions or, in an extreme scenario, this may also trigger the implementation of the RBS Group’s recovery plans. Such actions may, in turn, affect the RBS Group’s and/or the Group’s product offering, capacity to continue their business operations, pay future dividends and make other distributions (including discretionary coupons on capital instruments) or adversely impact the RBS Group’s or the Group’s ability to pursue strategic opportunities, affecting the underlying profitability of the RBS Group and/or the Group and future growth potential.

If, in response to such shortage, certain regulatory capital instruments are converted into equity or the RBS Group raises additional capital through the issuance of share capital or regulatory capital instruments, existing RBSG shareholders may experience a dilution of their holdings. The success of such issuances will also be dependent on favourable market conditions and the RBS Group may not be able to raise the amount of capital required or on satisfactory terms. Separately, the RBS Group may address a shortage of capital by taking action to reduce leverage and/or risk-weighted assets, by modifying the RBS Group’s legal entity structure or by asset or business disposals. Such actions may affect the underlying profitability of the RBS Group and/or the Group.

Failure by the RBS Group or the Group to comply with regulatory capital and leverage requirements may result in intervention by their regulators and loss of investor confidence, and may have a material adverse effect on their results of operations, financial condition and reputation and may result in distribution restrictions and adversely impact existing RBSG shareholders.
The RBS Group and, where applicable RBS Group entities, including the Group and the Bank on a standalone basis, are subject to extensive regulatory supervision in relation to the levels and quality of capital they are required to hold, including as a result of the transposition of the Basel Committee on Banking Supervision’s regulatory capital framework (Basel III) in Europe by a Directive and Regulation (collectively known as CRD IV).

Risk factors continued
In addition, the RBS Group is currently identified as a global systemically important bank (G-SIB) by the Financial Stability Board (FSB) and is therefore subject to more intensive oversight and supervision by its regulators as well as additional capital requirements, although the RBS Group belongs to the last “bucket” of the FSB G-SIB list and is therefore subject to the lowest level of additional loss-absorbing capital requirements.

As the RBS Group reduces its global footprint and its balance sheet, the FSB may, at its discretion, determine that the RBS Group is no longer a G-SIB.

Each business is subject to performance metrics which factor in underlying regulatory capital requirements, set under Individual Capital Guidance for the RBS Group and the Bank, to ensure that business capital targets and generation are aligned to the RBS Group’s overall risk appetite.
Under CRD IV, the RBS Group is required, on a consolidated basis, to hold at all times a minimum amount of regulatory capital calculated as a percentage of risk-weighted assets (Pillar 1 requirement). CRD IV also introduced a number of new capital buffers that are in addition to the Pillar 1 and Pillar 2A requirements (as described below) that must be met with CET1 capital.

The combination of the capital conservation buffer (which, subject to transitional provisions, will be set at 2.5% from 2019), the countercyclical capital buffer (of up to 2.5% which is currently set at 0% by the FPC for UK banks) and the higher of (depending on the institution) the systemic risk buffer, the global systemically important institutions buffer (G-SIB Buffer) and the other systemically important institutions buffer, is referred to as the “combined buffer requirement”.

These rules entered into force on 1 May 2014 for the countercyclical capital buffer and on 1 January 2016 for the capital conservation buffer and the G-SIB Buffer. The G-SIB Buffer is currently set at 1.0% for the RBS Group (from 1 January 2017) and is being phased in over the period to 1 January 2019. The systemic risk buffer will be applicable from 1 January 2019.

The Bank of England’s Financial Policy Committee (the FPC) was responsible for setting the framework for the systemic risk buffer and the PRA adopted in December 2016 a final statement of policy implementing the FPC’s framework. In early 2019, the PRA is expected to determine which institutions the systemic risk buffer should apply to, and if so, how large the buffer should be up to a maximum of 3% of a firm’s risk-weighted assets. The systemic risk buffer will apply to ring-fenced entities only and not all entities within a banking group. The systemic risk buffer is part of the UK framework for identifying and setting higher capital buffers for domestic systemically important banks (D-SIBs), which are groups that, upon distress or failure, could have an important impact on their domestic financial systems.

The Group expects that it may be subject to the systemic risk buffer.This follows on the 2012 framework recommendations by the FSB that national authorities should identify D-SIBs and take measures to reduce the probability and impact of the distress or failure of D-SIBs. In addition, national supervisory authorities may add extra capital requirements (the Pillar 2A requirements) to cover risks that they believe are not covered or insufficiently covered by Pillar 1 requirements.

The RBS Group’s current Pillar 2A requirement set by the PRA is set at an equivalent of 3.8% of risk-weighted assets. The PRA has also introduced the PRA buffer which is a forward-looking requirement set annually and based on various factors including firm-specific stress test results and credible recovery and resolution planning and is to be met with CET1 capital (in addition to any CET1 capital used to meet any Pillar 1 or Pillar 2A requirements).

Where appropriate, the PRA may require an increase in an institution’s PRA buffer to reflect additional capital required to be held to mitigate the risk of additional losses that could be incurred as a result of risk management and governance weaknesses, including with respect to the effectiveness of the internal stress testing framework and control environment. UK banks are required to meet the higher of the combined buffer requirement or PRA buffer requirement.

Risk factors continued
In addition to capital requirements and buffers, the regulatory framework adopted under CRD IV, as transposed in the UK, sets out minimum leverage ratio requirements for financial institutions, namely: (i) a minimum leverage requirement of 3% which applies to major UK banks, (ii) an additional leverage ratio to be met by G-SIBs and ring-fenced institutions to be calibrated at 35% of the relevant firm’s capital G-SIB Buffer or systemic risk buffer and which is being phased in from 2016 (currently set at 0.175% from 1 January 2017) and (iii) a countercyclical leverage ratio buffer for all firms subject to the minimum leverage ratio requirements which is calibrated at 35% of a firm’s countercyclical capital buffer. Further changes may be made to the current leverage ratio framework as a result of future regulatory reforms, including FSB proposals and proposed amendments to the CRD IV proposed by the European Commission in November 2016.

Most of the capital requirements which apply or will apply to the RBS Group or the Group (directly or indirectly as a result of RBS Group internal capital management) will need to be met in whole or in part with CET1 capital. CET1 capital broadly comprises retained earnings and equity instruments, including ordinary shares.

As a result, the RBS Group’s ability to meet applicable CET1 capital requirements is dependent on organic generation of CET1 through sustained profitability and/or the RBS Group’s ability to issue ordinary shares, and there is no guarantee that the RBS Group may be able to generate CET1 capital through either of these alternatives.

The amount of regulatory capital required to meet the RBS Group’s regulatory capital requirements (and any additional management buffer), is determined by reference to the amount of risk-weighted assets held by the RBS Group. The models and methodologies used to calculate applicable risk-weightings are a combination of individual models, subject to regulatory permissions, and more standardised approaches. The rules are applicable to the calculation of the RBS Group’s risk-weighted assets are subject to regulatory changes which may impact the levels of regulatory capital required to be met by the RBS Group. The Basel Committee and other agencies remain focussed on changes that will increase, or recalibrate, measures of risk-weighted assets as the key measure of the different categories of risk in the denominator of the risk-based capital ratio. While they are at different stages of maturity, a number of initiatives across risk types and business lines are in progress that are expected to impact the calculation of risk-weighted assets.

The Basel Committee is currently consulting on new rules relating to the risk weighting of real estate exposures and other changes to risk-weighting calculations, including proposals to introduce floors for the calculation of risk-weighted assets, which could directly affect the calculation of capital ratios However, given recent dealys, the timing and outcome of this consultation is increasingly uncertain. In the UK, the PRA is also considering ways of reducing the sensitivity of UK mortgage risk weights to economic conditions. The Basel Committee is also consulting on a revised standardised measurement approach for operational risk. Certain EU officials have raised concerns in relation to the new proposed rules and there is therefore uncertainty as to the way in which the FSB’s proposals would be implemented in the EU. The new approach for operational risk would replace the three existing standardised approaches for calculating operational risk, as well as the internal model-based approach. The proposed new methodology combines a financial statement-based measure of operational risk, with an individual firm’s past operational losses.

While the quantum of impact of these reforms remains uncertain owing to lack of clarity of the proposed changes and the timing of their introduction, the implementation of such initiatives may result in higher levels of risk- weighted assets and therefore higher levels of capital, and in particular CET1 capital, required to be held by the RBS Group and the Group, under Pillar 1 requirements, particularly as a result of the Group operating businesses with high risk-weighted assets intensity. Such requirements would be separate from any further capital overlays required to be held as part of the PRA’s determination of the RBS Group’s Pillar 2A or PRA buffer requirements with respect to such exposures.

Although the above provides an overview of the capital and leverage requirements currently applicable to the RBS Group and the Group, such requirements are subject to ongoing amendments and revisions, including as a result of final rules and recommendations adopted by the FSB or by European or UK regulators. In particular, on 23 November 2016, the European Commission published a comprehensive package of reforms including proposed amendments to CRD IV and the EU Bank and Recovery and Resolution Directive (the BRRD). Although such proposals are currently being considered and discussed among the European Commission, the European Parliament and the European Council and their final form and the timetable for their implementation are not known, such amendments may result in increased or more stringent requirements applying to the RBS Group or its subsidiaries (including the Group). This uncertainty is compounded by the UK’s decision to leave the EU following the outcome of the EU Referendum which may result in further changes to the prudential and regulatory framework applicable to the RBS Group and the Group.

Risk factors continued
If the RBS Group is unable to raise the requisite amount of regulatory capital (including loss absorbing capital), or if the RBS Group or the Group otherwise fail to meet regulatory capital and leverage requirements, they may be exposed to increased regulatory supervision or sanctions, loss of investor or customer confidence, restrictions on distributions or they may be required to reduce further the amount of their risk-weighted assets or total assets and engage in the disposal of core and other non-core businesses, including businesses within the Group, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the RBS Group or the Group. This may also result in write-down or the conversion into equity of certain regulatory capital instruments issued by the RBS Group or the issue of additional equity by the RBS Group, each of which could result in the dilution of RBS Group’s existing shareholders. A breach of the RBS Group’s or the Group’s applicable capital or leverage requirements may also trigger the application of the RBS Group’s recovery plan to remediate a deficient capital position.

Any of these developments, including the failure by the RBS Group to meet its regulatory capital and leverage requirements, may have a material adverse impact on the Group’s capital position, operations, reputation or prospects.

Failure by the RBS Group to comply with its capital requirements or to maintain sufficient distributable reserves may result in the application of restrictions on its ability to make discretionary distributions, including the payment of dividends to its ordinary shareholders and coupons on certain capital instruments.
In accordance with the provisions of CRD IV, a minimum level of capital adequacy is required to be met by the RBS Group in order for it to be entitled to make certain discretionary payments.

Pursuant to Article 141 (Restrictions on distribution) of the CRD IV Directive, as transposed in the UK, institutions that fail to meet the “combined buffer requirement” will be subject to restricted “discretionary payments” (which are defined broadly by CRD IV as payments relating to CET1 instruments (dividends), variable remuneration and coupon payments on additional tier 1 instruments).

The resulting restrictions are scaled according to the extent of the breach of the “combined buffer requirement” and calculated as a percentage of the profits of the institution since the last distribution of profits or “discretionary payment” which gives rise to a maximum distributable amount (MDA) (if any) that the financial institution can distribute through discretionary payments. The EBA has clarified that the CET1 capital to be taken into account for the MDA calculation should be limited to the amount not used to meet the Pillar 1 and Pillar 2 own funds requirements of the institution. In the event of a breach of the combined buffer requirement, the RBS Group will be required to calculate its MDA, and as a consequence it may be necessary for the RBS Group to reduce or cease discretionary payments to the extent of the breach.

The ability of the RBS Group to meet the combined buffer requirement will be subject to the RBS Group holding sufficient CET1 capital in excess of its minimum Pillar 1 and Pillar 2 capital requirements. In addition, the interaction of such restrictions on distributions with the capital requirements and buffers applicable to the RBS Group remains uncertain in many respects while the relevant authorities in the EU and the UK consult on and develop their proposals and guidance on the application of the rules.

In particular, the proposals published by the European Commission in November 2016 contain certain proposed amendments to Article 141, including to introduce a “stacking order” in the calculation of the maximum distributable amount and establish certain priorities in the payments which could be made in the event the restrictions apply (with payments relating to additional tier 1 instruments being required to be made before payments on CET1 instruments (dividends) or other discretionary payments). The treatment of MDA breaches under the European Commission proposals differ from the proposed consequences set out in the final PRA rules and may result in uncertainty in the application of these rules.

In addition to these rules, in order to make distributions (including dividend payments) in the first place, RBSG is required to have sufficient distributable reserves available. Furthermore, coupon payments due on the additional tier 1 instruments issued by RBSG must be cancelled in the event that RBSG has insufficient “distributable items” as defined under CRD IV. Both distributable reserves and distributable items are largely impacted by the RBS Group’s ability to generate and accumulate profits or conversely by material losses (including losses resulting from conduct related-costs, restructuring costs or impairments).

Risk factors continued
RBSG’s distributable reserves and distributable items are sensitive to the accounting impact of factors including the redemption of preference shares, restructuring costs and impairment charges and the carrying value of its investments in subsidiaries which are carried at the lower of cost and their prevailing recoverable amount. Recoverable amounts depend on discounted future cash flows which can be affected by restructurings, including the restructuring required to implement the UK ring-fencing regime, or unforeseen events. The distributable reserves of RBSG also depend on the receipt of income from subsidiaries, principally as dividends.

The ability of subsidiaries to pay dividends is subject to their performance and applicable local laws and other restrictions, including their respective regulatory requirements and distributable reserves. Any of these factors, including restructuring costs, impairment charges and a reduction in the carrying value of RBSG subsidiaries or a shortage of dividends from them could limit the RBSG’s ability to maintain sufficient distributable reserves to be able to pay coupons on certain capital instruments and dividends to its ordinary shareholders. In Q3 2016, the RBS Group reviewed the value of the investments in subsidiaries held in the parent company, RBSG, and in light of the deterioration in the economic outlook, impaired the carrying value of the investments by £6.0 billion to £44.7 billion.

This had the effect of reducing distributable reserves of RBSG by £6.0 billion to £7.2billion and the RBS Group may be required to recognise further impairments in the future if the outlook for its subsidiaries were to worsen. Whilst this level of distributable profits does not impact upon RBSG’s ability to pay coupons on existing securities, the RBS Group intends to implement a capital reorganisation in 2017 (subject to shareholder and court approval) in order to increase RBSG’s distributable reserves, providing greater flexibility for potential future distributions and preference share redemptions (if any).

Failure by the RBS Group to meet the combined buffer requirement or retain sufficient distributable reserves or distributable items as a result of reduced profitability or losses, or changes in regulation or taxes adversely impacting distributable reserves or distributable items, may therefore result in limitations on the RBS Group’s ability to make discretionary distributions which may negatively impact the RBS Group’s shareholders, holders of additional tier 1 instruments, staff receiving variable compensation (such as bonuses) and other stakeholders and impact its market valuation and investors’ and analysts’ perception of its financial soundness.

The RBS Group is subject to stress tests mandated by its regulators in the UK and in Europe which may result in additional capital requirements or management actions which, in turn, may impact the RBS Group’s and/or the Group’s financial condition, results of operations and investor confidence or result in restrictions on distributions.
The RBS Group is subject to annual stress tests by its regulator in the UK and also subject to stress tests by the European regulators with respect to RBSG, RBS NV and Ulster Bank. Stress tests provide an estimate of the amount of capital banks might deplete in a hypothetical stress scenario. In addition, if the stress tests reveal that a bank’s existing regulatory capital buffers are not sufficient to absorb the impact of the stress, it is possible that it will need to take action to strengthen its capital position. There is a strong expectation that the PRA would require a bank to take action if, at any point during the stress, a bank were projected to breach any of its minimum CET1 capital or leverage ratio requirements. However, if a bank is projected to fail to meet its systemic buffers, it will still be expected to strengthen its capital position over time but the supervisory response is expected to be less intensive than if it were projected to breach its minimum capital requirements.

The PRA will also use the annual stress test results to inform its determination of whether individual banks’ current capital positions are adequate or need strengthening. For some banks, their individual stress-test results might imply that the capital conservation buffer and countercyclical rates set for all banks is not consistent with the impact of the stress on them. In that case, the PRA can increase regulatory capital buffers for individual banks by adjusting their PRA buffers.

Risk factors continued
Under the 2016 Bank of England stress tests, which were based on the balance sheet of the RBS Group for the year ended 31 December 2015, the RBS Group did not meet its CET1 capital or tier 1 leverage hurdle rates before additional tier 1 conversion. After additional tier 1 conversion, it did not meet its CET1 systemic reference point or tier 1 leverage ratio hurdle rate. In light of the stress test results, the RBS Group agreed a revised capital plan with the PRA to improve its stress resilience in light of the various challenges and uncertainties facing both the RBS Group and the wider economy highlighted by the concurrent stress testing process. As part of this revised capital plan, the RBS Group intends to execute an array of capital management actions to supplement organic capital generation from its core franchises and further improve its stress resilience, including: further decreasing the cost base of the RBS Group; further reductions in risk-weighted assets across the RBS Group; further run-down and sale of other non-core loan portfolios in relation to the personal and commercial franchises; and the management of undrawn facilities in 2017. Additional management actions may be required by the PRA until the RBS Group’s balance sheet is sufficiently resilient to meet the regulator’s stressed scenarios. In addition, such actions may have an adverse impact on the Group as they may result in the divestment of assets, portfolios or businesses currently within the Group and the resulting loss in revenue could adversely impact the Group’s financial condition, results of operations and future prospects.

Consistent with the approach set out in 2015, the 2017 Bank of England stress test will, for the first time, test the resilience of the system, and individual banks within it, against two stress scenarios.

In addition to the annual cyclical scenario, there will be an additional ‘exploratory’ scenario that will be tested for the first time in 2017. This will allow the Bank of England to assess the resilience of the system, and the individual banks within it, to a wider range of potential threats, including weak global supply growth, persistently low interest rates, and a continuation of declines in both world trade relative to GDP and cross-border banking activity. If the RBS Group were to fail under either of these scenarios, it may be required to take further action to strengthen its capital position, including further actions which may adversely impact the Group. In addition, the introduction of IFRS 9, effective for annual periods beginning on or after 1 January 2018, is expected to result in capital volatility for the RBS Group, which in turn could have an impact on the RBS Group’s ability to meet its required CET1 ratio in a stress test scenario.

Failure by the RBS Group to meet the thresholds set as part of the stress tests carried out by its regulators in the UK and elsewhere may result in the RBS Group’s regulators requiring the RBS Group to generate additional capital, increased supervision and/or regulatory sanctions, restrictions on capital distributions and loss of investor confidence, which may impact the RBS Group’s and/or the Group’s financial condition, results of operations and prospects.

As a result of extensive reforms being implemented relating to the resolution of financial institutions within the UK, the EU and globally, material additional requirements will arise to ensure that financial institutions maintain sufficient loss-absorbing capacity. Such changes to the funding and regulatory capital framework may require the RBS Group to meet higher capital levels than anticipated within the RBS Group’s strategic plans and affect the RBS Group’s and the Group’s funding costs.
In addition to the prudential requirements applicable under CRD IV, the BRRD introduces, among other things, a requirement for banks to maintain at all times a sufficient aggregate amount of own funds and “eligible liabilities” (that is, liabilities that can absorb loss and assist in recapitalising a firm in accordance with a predetermined resolution strategy), known as the minimum requirements for own funds and eligible liabilities (MREL), designed to ensure that the resolution of a financial institution may be carried out, without public funds being exposed to the risk of loss and in a way which ensures the continuity of critical economic functions, maintains financial stability and protects depositors.

In November 2015, the FSB published a final term sheet setting out its total loss-absorbing capacity (TLAC) standards for G-SIBs. The EBA was mandated to assess the implementation of MREL in the EU and the consistency of MREL with the final TLAC standards and published an interim report setting out the conclusions of its review in July 2016 and its final report in December 2016. On the basis of the EBA’s work and its own assessment of CRD IV and the BRRD, the European Commission published in November 2016 a comprehensive set of proposals, seeking to make certain amendments to the existing MREL framework. In particular, the proposals make a number of amendments to the MREL requirements under the BRRD, in part in order to transpose the FSB’s final TLAC term sheet.

Risk factors continued
The UK government is required to transpose the BRRD's provisions relating to MREL into law through further secondary legislation. In November 2016, the Bank of England published its final rules setting out its approach to setting MREL for UK banks. These final rules (which were adopted on the basis of the current MREL framework in force in the EU) do not take into account the European Commission’s most recent proposals with respect to MREL and differ in a number of respects. In addition, rules relating to a number of specific issues under the framework remain to be implemented, following the publication of further rules by the FSB, in particular rules on internal MREL requirements, cross holdings and disclosure requirements are outstanding.

The Bank of England is responsible for setting the MREL requirements for each UK bank, building society and certain investment firms in consultation with the PRA and the FCA, and such requirement will be set depending on the resolution strategy of the financial institution. In its final rules, the Bank of England has set out a staggered compliance timeline for UK banks, including with respect to those requirements applicable to G-SIBs (including the RBS Group). Under the revised timeline, G-SIBs will be expected to (i) meet the minimum requirements set out in the FSB’s TLAC term sheet from 1 January 2019 (i.e. the higher of 16% of risk-weighted assets or 6% of leverage exposures), and (ii) meet the full MREL requirements to be phased in from 1 January 2020, with the full requirements applicable from 2 January 2022 (i.e. for G-SIBs two times Pillar 1 plus Pillar 2A or the higher of two times the applicable leverage ratio requirement or 6.75% of leverage exposures). MREL requirements are expected to be set on consolidated, sub-consolidated and individual bases and are in addition to regulatory capital requirements (so that there can be no double counting of instruments qualifying for capital requirements).

In terms of applying MREL requirements to individual banking group entities (such as the Bank), the Bank of England will set individual MRELs for all institutions within a banking group and may also set individual MRELs for entities that are important from a resolution perspective on an entity-specific basis. As a result, the holding entity of the other RBS Group companies outside the RFB and the Bank on a solo basis may be required to meet specific MREL requirements set by the regulator. Such requirements will be required to be met with internal MREL resources which are subordinated to the operating liabilities of the entity issuing them and must be capable of being written down or converted to equity. The Bank of England has indicated that it expects to align the scope of MREL with the scope of capital requirements, unless there are compelling reasons to deviate from this and that it will, on an entity-by-entity basis, consider whether individual entities within a group could feasibly enter insolvency upon the resolution of the group as a whole. Where this is the case those entities may be set an individual MREL equal to their regulatory minimum capital requirements although the Bank of England may adjust the internal MREL set for an individual entity having regard to the consolidated MREL set for the resolution group.

For institutions, including the RBS Group, for which bail-in is the required resolution strategy and which are structured to permit single point of entry resolution due to their size and systemic importance, the Bank of England has indicated that in order to qualify as MREL, eligible liabilities must be issued by the resolution entity (i.e. the holding company for the RBS Group) and be structurally subordinated to operating and excluded liabilities (which include insured deposits, short-term debt, derivatives, structured notes and tax liabilities). The final PRA rules set out a number of liabilities which cannot qualify as MREL and are therefore “excluded liabilities”.

As a result, senior unsecured issuances by RBSG will need to be subordinated to the excluded liabilities described above. The proceeds from such issuances will be transferred downstream to material operating subsidiaries in the form of capital or another form of subordinated claim. In this way, MREL resources will be “structurally subordinated” to senior liabilities of operating companies, allowing losses from operating companies to be transferred to the holding company and – if necessary – for resolution to occur at the holding company level, without placing the operating companies into a resolution process.

The TLAC standard includes an exemption from this requirement if the total amount of excluded liabilities on RBSG’s balance sheet does not exceed 5% of its external TLAC (i.e. the eligible liabilities RBSG has issued to investors which meet the TLAC requirements) and the Bank of England has adopted this criterion in its final rules. If the RBS Group were to fail to comply with this “clean balance sheet” requirement, it could disqualify otherwise eligible liabilities from counting towards MREL and result in the RBS Group breaching its MREL requirements. The RBS Group’s resolution authority can impose an MREL requirement over and above the regulatory minima and potentially higher than the RBS Group’s peers, if it has concerns regarding the resolvability of the RBS Group. As a result, the RBS Group may be required to issue additional loss-absorbing instruments in the form of CET1 capital or subordinated or senior unsecured debt instruments and may result in an increased risk of a breach of the RBS Group’s combined buffer requirement triggering the restrictions relating to the MDA described above.

Compliance with these and other future changes to capital adequacy and loss-absorbency requirements in the EU and the UK by the relevant deadline will require the RBS Group to restructure its balance sheet and issue additional capital compliant with the rules, which may be costly whilst certain existing tier 1 and tier 2 securities and other senior instruments issued by the RBS Group will cease to count towards the RBS Group’s loss-absorbing capital for the purposes of meeting MREL/TLAC requirements.

Risk factors continued
There remain some areas of uncertainty as to how these rules will be implemented within the UK, the EU and globally and the final requirements to which the RBS Group will be subject, and the RBS Group may therefore need to revise its capital plan accordingly. The European Commission’s recent proposals also include a proposal seeking to harmonise the priority ranking of unsecured debt instruments under national insolvency proceedings to facilitate the implementation of MREL across Europe. This rule is currently subject to consideration and negotiation by the European institutions but, to the extent it were to apply to the RBS Group, it could impact the ranking of current or future senior unsecured creditors of the RBS Group.

The Group’s borrowing costs and its liquidity depend significantly on its and the RBS Group’s credit ratings and, to a lesser extent, on the rating of the UK Government.
The credit ratings of RBSG, the Bank and other RBS Group companies directly affect the cost of funding and capital instruments issued by the RBS Group, as well as secondary market liquidity in those instruments.

A number of UK and other European financial institutions, including RBSG, the Bank and other RBS Group companies, have been downgraded multiple times in recent years in connection with rating methodology changes and credit rating agencies’ revised outlook relating to regulatory developments, macroeconomic trends and a financial institution’s capital position and financial prospects.

The senior unsecured long-term and short-term credit ratings of RBSG are below investment grade by Moody’s, and investment grade by S&P and Fitch. The senior unsecured long-term and short-term credit ratings of the Bank are investment grade by Moody’s, S&P and Fitch. The outlook for RBSG and the Bank by Moody’s is currently positive and is stable for S&P and Fitch.

Rating agencies regularly review the RBSG and RBS Group entity credit ratings, including those of the Bank and other RBS Group companies, and their ratings of long-term debt are based on a number of factors, including the RBS Group’s financial strength as well as factors not within the RBS Group’s control, including political developments and conditions affecting the financial services industry generally. In particular, the rating agencies may further review the RBSG, Bank and other RBS Group entity ratings, including those of the Bank, as a result of the implementation of the UK ring-fencing regime and related reorganisation, pension and litigation/regulatory investigation risk, including potential fines relating to investigations relating to legacy conduct issues, and other macroeconomic and political developments, including in light of the outcome of the negotiations relating to the shape and timing of the UK’s exit from the EU. A challenging macroeconomic environment, reduced profitability and greater market uncertainty could negatively impact the RBS Group’s and/or the Group’s performance and potentially lead to credit ratings downgrades which could adversely impact the Group’s funding or borrowing costs. The RBS Group’s ability to access capital markets on acceptable terms and hence its ability to raise the amount of capital and funding required to meet its regulatory requirements and targets, including those relating to loss-absorbing instruments to be issued by the RBS Group, could be affected.

Any further reductions in the long-term or short-term credit ratings of RBSG, the Bank or of certain other RBS Group entities, including further downgrades below investment grade, could adversely affect the RBS Group’s issuance capacity in the financial markets, increase the RBS Group’s or the Group’s funding and borrowing costs, require the RBS Group (including the Bank) to replace funding lost due to the downgrade, which may include the loss of customer deposits and may limit the RBS Group’s access to capital and money markets and trigger additional collateral or other requirements in derivatives contracts and other secured funding arrangements or the need to amend such arrangements, limit the range of counterparties willing to enter into transactions with RBSG and its subsidiaries (including the Bank) and adversely affect the competitive position of the RBS Group or the Group, all of which could have a material adverse impact on the RBS Group’s and the Group’s earnings, cash flow and financial condition.

Risk factors continued
As discussed above, the success of the implementation of the UK ring-fencing regime and the restructuring of the NWM franchise, is in part dependent upon the relevant banking entities, including the Bank, obtaining a sustainable credit rating. A failure to obtain such a rating, or any subsequent downgrades to current or future ratings may threaten the ability of the NWM franchise or other entities outside of the RFB, in particular with respect to their ability to meet prudential capital requirements.

The major credit rating agencies downgraded and changed their outlook to negative on the UK’s sovereign credit rating following the result of the EU Referendum in June 2016. Any further downgrade in the UK Government’s credit ratings could adversely affect the credit ratings of RBS Group companies (including the Bank) and may result in the effects noted above. Further political developments, including in relation to the UK’s exit from the EU or the outcome of any further Scottish referendum could negatively impact the credit ratings of the UK Government and result in a downgrade of the credit ratings of RBSG, the Bank and RBS Group entities.

The ability of the RBS Group and the Group to meet their obligations including their funding commitments depends on their ability to access sources of liquidity and funding.
Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of factors, including an over-reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters.

Credit markets worldwide, including interbank markets, have experienced severe reductions in liquidity and term funding during prolonged periods in recent years. In 2016, although the RBS Group’s and the Group’s overall liquidity position remained strong, credit markets experienced elevated volatility and certain European banks, in particular in the peripheral countries of Spain, Portugal, Greece and Italy, remained reliant on the ECB as one of their principal sources of liquidity.

The RBS Group relies on retail and wholesale deposits to meet a considerable portion of its funding. The level of deposits may fluctuate due to factors outside the Group’s control, such as a loss of confidence (including in other RBS Group entities), increasing competitive pressures for retail customer deposits or the repatriation of deposits by foreign wholesale depositors, which could result in a significant outflow of deposits within a short period of time.

An inability to grow, or any material decrease in, the Group’s deposits could, particularly if accompanied by one of the other factors described above, have a material adverse impact on the Group’s ability to satisfy its liquidity needs. Increases in the cost of retail deposit funding may impact the Group’s margins and profitability.

The implementation of the UK ring-fencing regime may also impact the Group’s funding strategy which is managed centrally by the RBS Group insofar as the Group also depends on intragroup funding arrangements entered into with other RBS Group entities. As a result of the implementation of the UK ring fencing regime, such arrangements may no longer be permitted if they are provided to the Group by an entity within the RFB and as a result the cost of funding may increase for certain Group entities, including the Bank, which will be required to manage their own funding and liquidity strategy.

The RBS Group is using the Bank of England’s term funding scheme which was introduced in August 2016,in order to reduce the funding costs for the RBS Group. Such funding has a short maturity profile and hence the Group will diversify its sources of funding.

The market view of bank credit risk has changed radically as a result of the financial crisis and banks perceived by the market to be riskier have had to issue debt at significantly higher costs. Although conditions have improved, there have been recent periods where corporate and financial institution counterparties have reduced their credit exposures to banks and other financial institutions, limiting the availability of these sources of funding. The ability of the Bank of England to resolve the RBS Group in an orderly manner may also increase investors’ perception of risk and hence affect the availability and cost of funding for the RBS Group. Any uncertainty relating to the credit risk of financial institutions may lead to reductions in levels of interbank lending or may restrict the RBS Group’s access to traditional sources of funding or increase the costs or collateral requirements for accessing such funding.

The RBS Group and the Group have, at times, been required to rely on shorter-term and overnight funding with a consequent reduction in overall liquidity, and to increase recourse to liquidity schemes provided by central banks. Such schemes require assets to be pledged as collateral. Changes in asset values or eligibility criteria can reduce available assets and consequently available liquidity, particularly during periods of stress when access to the schemes may be needed most.

In addition, the RBS Group and the Group are subject to certain regulatory requirements with respect to liquidity coverage, including a liquidity coverage ratio set by the PRA in the UK. This requirement is currently being phased in and is set at 90% from 1 January 2017 to increase 100% in January 2018 (as required by the CRR).

Risk factors continued
The PRA may also impose additional liquidity requirements on the RBS Group to reflect risks not captured in the leverage coverage ratio by way of Pillar 2 add-ons, which may increase from time to time and require the RBS Group to obtain additional funding or diversify its sources of funding. Current proposals by the FSB and the European Commission also seek to introduce certain liquidity requirements for financial institutions, including the introduction of a net stable funding ratio (NSFR). Under the European Commission November 2016 proposals, the NSFR would be calculated as the ratio of an institution's available stable funding relative to the required stable funding it needs over a one-year horizon.

The NSFR would be expressed as a percentage and set at a minimum level of 100%, which indicates that an institution holds sufficient stable funding to meet its funding needs during a one-year period under both normal and stressed conditions. If an institution’s NSFR were to fall below the 100% level, the institution would be required to take the measures laid down in the CRD IV Regulation for a timely restoration to the minimum level. Competent authorities would assess the reasons for non-compliance with the NSFR requirement before deciding on any potential supervisory measures. These proposals are currently being considered and negotiated among the European Commission, the European Parliament and the European Council and, in light of the UK’s decision to leave the EU, there is considerable uncertainty as to the extent to which such rules will apply to the RBS Group.

If the RBS Group is unable to raise funds through deposits and/or in the capital markets, the liquidity position of the RBS Group or the Group could be adversely affected and they might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature, to meet obligations under committed financing facilities, to comply with regulatory funding requirements or to fund new loans, investments and businesses. The RBS Group or the Group may need to liquidate unencumbered assets to meet their liabilities, including disposals of assets not previously identified for disposal to reduce their funding commitments. In a time of reduced liquidity, the RBS Group or the Group may be unable to sell some of their assets, or may need to sell assets at depressed prices, which in either case could have a material adverse effect on the RBS Group’s and/or the Group’s financial condition and results of operations.

The Group’s businesses and performance can be negatively affected by the performance of the UK economy as well as actual or perceived economic and financial market conditions in the UK and globally and other global risks and the Group will be increasingly impacted by developments in the UK as its operations become increasingly concentrated in the UK.
Actual or perceived difficult global economic conditions create challenging economic and market conditions and a difficult operating environment for the Group’s businesses and its customers and counterparties. As part of its revised strategy, the RBS Group has been refocusing its business in the UK, the ROI and Western Europe and, accordingly is more exposed to the economic conditions of the British economy as well as the Eurozone.

In particular, the longer term effects of the EU Referendum are difficult to predict, and subject to wider global macro-economic trends, but may include periods of financial market volatility and slower economic growth, in the UK in particular, but also in the ROI, Europe and the global economy, at least in the short to medium term.

The outlook for the global economy over the medium-term remains uncertain due to a number of factors including: political instability, continued slowdown of global growth, an extended period of low inflation and low interest rates and delays in normalising monetary policy. Such conditions could be worsened by a number of factors including political uncertainty or macro-economic deterioration in the Eurozone or the US, increased instability in the global financial system and concerns relating to further financial shocks or contagion, a further weakening of the pound sterling, new or extended economic sanctions, volatility in commodity prices or concerns regarding sovereign debt. In particular, concerns relating to emerging markets, including lower economic growth or recession, concerns relating to the Chinese economy and financial markets, reduced global trade in emerging market economies to which the Group is exposed (including those economies to which the Group remains exposed pending the exit of certain of its businesses and which include China and India), or increased financing needs as existing debt matures, may give rise to further instability and financial market volatility. Any of the above developments could impact the Group directly by resulting in credit losses and indirectly by further impacting global economic growth and financial markets.

Risk factors continued
Developments relating to current economic conditions, including those discussed above, could have a material adverse effect on the RBS Group’s and/or the Group’s business, financial condition, results of operations and prospects. Any such developments may also adversely impact the financial position of the RBS Group’s pension schemes, which may result in the RBS Group being required to make additional contributions. See “The Group is subject to pension risks and may be required to make additional contributions to cover pension funding deficits as a result of degraded economic conditions or as a result of the restructuring of their pension schemes in relation to the implementation of the UK ring-fencing regime.”

In addition, the Group is exposed to risks arising out of geopolitical events or political developments, such as trade barriers, exchange controls, sanctions and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the responses to them by governments, could also adversely affect economic activity and have an adverse effect upon the Group’s business, financial condition and results of operations.

Changes in interest rates or foreign exchange rates have significantly affected and will continue to affect the Group’s business and results of operations.
Some of the most significant market risks that the Group faces are interest rate and foreign exchange risks. Monetary policy has been highly accommodative in recent years, including as a result of certain policies implemented by the Bank of England and HM Treasury such as the ‘Funding for Lending’ scheme, which have helped to support demand at a time of very pronounced fiscal tightening and balance sheet repair. In the UK, the Bank of England lowered interest rates to 0.25% in August 2016 and there remains considerable uncertainty as to whether or when the Bank of England and other central banks will increase interest rates. While the ECB has been conducting a quantitative easing programme since January 2015 designed to improve confidence in the Eurozone and encourage more private bank lending, there remains considerable uncertainty as to whether such measures have been or will be sufficient or successful and the extension of this programme during 2017 may put additional pressure on margins. Further decreases in interest rates by the Bank of England or other central banks, continued sustained low or negative interest rates or any divergences in monetary policy approach between the Bank of England and other major central banks, could put further pressure on the Group’s interest margins and adversely affect the Group’s profitability and prospects. A continued period of low interest rates and yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress.

Conversely while increases in interest rates may support the Group’s income, sharp increases in interest rates could lead to generally weaker than expected growth, or even contracting GDP, reduced business confidence, higher levels of unemployment or underemployment, adverse changes to levels of inflation, potentially higher interest rates and falling property prices in the markets in which the Group operates. In turn, this could cause stress in the loan portfolio of the Group, particularly in relation to non-investment grade lending or real estate loans and consequently to an increase in delinquency rates and default rates among customers, leading to the possibility of the Group incurring higher impairment charges.
Similar risks result from the exceptionally low level of inflation in developed economies, which in Europe particularly could deteriorate into sustained deflation if policy measures prove ineffective. Reduced monetary stimulus and the actions and commercial soundness of other financial institutions have the potential to impact market liquidity.

Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the Bank’s non-UK subsidiaries and may affect the Group’s reported consolidated financial condition or its income from foreign exchange dealing. Such changes may result from the decisions of the Bank of England, ECB or of the US Federal Reserve or from political events and lead to sharp and sudden variations in foreign exchange rates, such as those seen in the GBP/USD exchange rates during the second half of 2016 following the EU Referendum.

Risk factors continued
The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions.
The Group’s businesses and performance are also affected by financial market conditions.

The performance and volatility of financial markets affect bond and equity prices and have caused, and may in the future cause, changes in the value of the Group’s investment and trading portfolios. Financial markets have recently experienced and may in the near term experience significant volatility, including as a result of concerns about the outcome of the EU Referendum, political and financial developments in the US and in Europe, including as a result of general elections, geopolitical developments and developments relating to trade agreements, volatility and instability in the Chinese and global stock markets, expectations relating to or actions taken by central banks with respect to monetary policy and weakening fundamentals of the Chinese economy, resulting in further short-term changes in the valuation of certain of the Group’s assets. Uncertainty about potential fines for past misconduct and concerns about the longer-term viability of business models have also weighed heavily on the valuations of some financial institutions in Europe and in the UK, including the RBS Group.

Any further deterioration in economic and financial market conditions or weak economic growth could require the Group to recognise further significant write-downs and realise increased impairment charges, all of which may have a material adverse effect on its financial condition, results of operations and capital ratios. As part of its transformation programme, the RBS Group is executing the run-down or disposal of a number of businesses, assets and portfolios. In addition, the RBS Group’s interest in the remainder of the businesses and portfolios within the exiting business may be difficult to sell due to unfavourable market conditions for such assets or businesses.

Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the Group’s exposures.

Valuations in future periods reflecting, among other things, the then-prevailing market conditions and changes in the credit ratings of certain of the Group’s assets may result in significant changes in the fair values of the Group’s exposures, such as credit market exposures, and the value ultimately realised by the Group may be materially different from the current or estimated fair value. As part of its ongoing derivatives operations, the Group also faces significant basis, volatility and correlation risks, the occurrence of which are also impacted by the factors noted above.

In addition, for accounting purposes, the Group carries some of its issued debt, such as debt securities, at the current market price on its balance sheet. Factors affecting the current market price for such debt, such as the credit spreads of the Group, may result in a change to the fair value of such debt, which is recognised in the income statement as a profit or loss.

The financial performance of the Group has been, and may continue to be, materially affected by customer and counterparty credit quality and deterioration in credit quality could arise due to prevailing economic and market conditions and legal and regulatory developments.
The Group has exposure to many different industries, customers and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and other counterparties are inherent in a wide range of the Group’s businesses.

In particular, the Group has significant exposure to certain individual customers and other counterparties in weaker business sectors and geographic markets and also has concentrated country exposure in the UK, the US and across the rest of Europe principally Germany, the Netherlands, Ireland and France.

Risk factors continued
At 31 December 2016, the current exposure in the UK was £337.4 billion, in the US was £22.3 billion and in Western Europe (excluding the UK) was £75.6 billion); and within certain business sectors, namely personal, financial institutions, property, shipping and the oil and gas sector (at 31 December 2016, personal lending amounted to £166.2 billion, lending to financial institutions was £46.2 billion, property lending was £42.3 billion, lending to the oil and gas sector was £2.9 billion and shipping was £4.6 billion).

Provisions held on loans in default have decreased in recent years due to asset sales and the portfolio run-down in Ulster Bank ROI and Capital Resolution. If the risk profile of these loans were to increase, including as a result of a degradation of economic or market conditions, this could result in an increase in the cost of risk and the Group may be required to make additional provisions, which in turn would reduce earnings and impact the Group’s profitability. The Group’s lending strategy or processes may also fail to identify or anticipate weaknesses or risks in a particular sector, market or borrower category, which may result in an increase in default rates, which may, in turn, impact the Group’s profitability. Any adverse impact on the credit quality of the Group’s customers and other counterparties, coupled with a decline in collateral values, could lead to a reduction in recoverability and value of the Group’s assets and higher levels of impairment allowances, which could have an adverse effect on the Group’s operations, financial position or prospects.

The credit quality of the Group’s borrowers and its other counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in their respective markets.

Credit quality has improved in certain of the Group’s core markets, in particular the UK and Ireland, as these economies have improved. However, a further deterioration in economic and market conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and also impact the Group’s ability to enforce contractual security rights. In particular, the UK’s decision to leave the EU may adversely impact credit quality in the UK.

In addition, as the Group implements its new strategy and withdraws from many geographic markets and continues to materially scale down its international activities, the Group’s relative exposure to the UK and certain sectors and asset classes in the UK will increase significantly as its business becomes more concentrated in the UK. The level of UK household indebtedness remains high and the ability of some households to service their debts could be challenged by a period of higher unemployment. Highly indebted households are particularly vulnerable to shocks, such as falls in incomes or increases in interest rates, which threaten their ability to service their debts.

In particular, in the UK the Group is at risk from volatility in property prices in both the residential and commercial sectors. With UK home loans representing the most significant portion of the Group’s total loans and advances to the retail sector, the Group has a large exposure to adverse developments in the UK residential property sector. In the UK commercial real estate market, activity slowed during the second half of 2016 following the EU Referendum. There is a risk of further adjustment given the reliance of the UK commercial real estate market in recent years on inflows of foreign capital and, in some segments, stretched property valuations. As a result, a fall in house prices, particularly in London and the South East of the UK, would be likely to lead to higher impairment and negative capital impact as loss given default rate increases. In addition, reduced affordability of residential and commercial property in the UK, for example, as a result of higher interest rates or increased unemployment, could also lead to higher impairments on loans held by the Group being recognised.

In addition, the Group’s credit risk is exacerbated when the collateral it holds cannot be realised as a result of market conditions or regulatory intervention or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to them, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. This has particularly been the case with respect to large parts of the Group’s commercial real estate portfolio. Any such deterioration in the Group’s recoveries on defaulting loans could have an adverse effect on the Group’s results of operations and financial condition.

Risk factors continued
Concerns about, or a default by, one financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, as the commercial and financial soundness of many financial institutions may be closely related as a result of credit, trading, clearing and other relationships.

Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses for, or defaults by, the RBS Group and/or the Group. This systemic risk may also adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Group interacts on a daily basis.

The effectiveness of recent prudential reforms designed to contain systemic risk in the EU and the UK is yet to be tested. Counterparty risk within the financial system or failures of the Group’s financial counterparties could have a material adverse effect on the Group’s access to liquidity or could result in losses which could have a material adverse effect on the Group’s financial condition, results of operations and prospects.

The trends and risks affecting borrower and counterparty credit quality have caused, and in the future may cause, the Group to experience further and accelerated impairment charges, increased repurchase demands, higher costs, additional write-downs and losses for the Group and an inability to engage in routine funding transactions.

The Group’s operations are highly dependent on its and the RBS Group’s IT systems, including as a result of the lack of or untimely investments. A failure of the RBS Group’s or the Group’s IT systems could adversely affect its operations, competitive position and investor and customer confidence and expose the RBS Group to regulatory sanctions.
The Group’s operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The proper functioning of the Group’s payment systems, financial and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems, as well as the communication networks between its branches and main data processing centres, are critical to the Group’s operations.

The vulnerabilities of the Group’s IT systems are due to their complexity, attributable in part to overlapping multiple dated systems that result from the RBS Group’s historical acquisitions and insufficient investment prior to 2013 to keep the IT applications and infrastructure up-to-date. A complex IT estate containing end-of-life hardware and software creates challenges in recovering from system breakdowns. IT failures adversely affect the RBS Group’s and the Group’s relationship with their customers and reputation and have led, and may in the future, lead to regulatory investigations and redress.

The RBS Group experienced a limited number of IT failures in 2016 affecting customers, although improvements introduced since 2012 allowed the RBS Group to contain the impact of such failures. The Group’s regulators in the UK are actively surveying progress made by banks in the UK to modernise, manage and secure their IT infrastructures, in order to prevent future failures affecting customers. Any critical system failure, any prolonged loss of service availability or any material breach of data security could cause serious damage to the Group’s ability to service its customers, could result in significant compensation costs or fines resulting from regulatory investigations and could breach regulations under which the Group operates.

In particular, failures or breaches resulting in the loss or publication of confidential customer data could cause long-term damage to the RBS Group’s and/or the Group’s reputation, business and brands, which could undermine their ability to attract and keep customers.

The RBS Group is currently implementing a number of complex initiatives, including its transformation programme, the UK ring-fencing regime and the restructuring of the NWM franchise all which put additional strains on the RBS Group’s and Group’s existing IT systems. A failure to safely and timely implement one or several of these initiatives could lead to disruptions of the RBS Group’s or the Group’s IT infrastructure and in turn cause long-term damage to the Group’s reputation, brands, results of operations and financial position.

Risk factors continued
The RBS Group has made, and will continue to make, considerable investments in its (including the Group’s) IT systems to further simplify and upgrade the systems and capabilities to make them more cost-effective and improve controls and procedures, strengthen cyber security defences, enhance the digital services provided to bank customers and improve the RBS Group’s and the Group’s competitive position and address system failures which adversely affect their relationship with their customers and reputation and may lead to regulatory investigations and redress.

However, the RBS Group’s current focus on cost-saving measures as part of its transformation programme may impact the resources available to implement further improvements to the RBS Group’s and/or the Group’s IT infrastructure or limit the resources available for investments in technological developments and innovations. Should such investment and rationalisation initiatives fail to achieve the expected results, or prove to be insufficient, it could have a material adverse impact on the Group’s operations, its ability to retain or grow its customer business or its competitive position and could negatively impact the Group’s financial position.

The Group’s businesses are subject to substantial regulation and oversight. Significant regulatory developments and increased scrutiny by the Group’s key regulators has had and is likely to continue to increase compliance and conduct risks and could have a material adverse effect on how the Group conducts its business and on its results of operations and financial condition.
The Group is subject to extensive laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have been introduced or amended recently and are subject to further material changes. Among others, the implementation and strengthening of the prudential and resolution framework applicable to financial institutions in the UK, the EU and the US, and future amendments to such rules, are considerably affecting the regulatory landscape in which the Group operates and will operate in the future, including as a result of the adoption of rules relating to the UK ring-fencing regime, prohibitions on proprietary trading, CRD IV and the BRRD and certain other measures. Increased regulatory focus in certain areas, including conduct, consumer protection regimes, anti-money laundering, payment systems, and antiterrorism laws and regulations, have resulted in the Group facing greater regulation and scrutiny in the UK, the US and other countries in which it operates.

Recent regulatory changes, proposed or future developments and heightened levels of public and regulatory scrutiny in the UK, Europe and the US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, product offerings and business models.

Such changes may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to the RBS Group’s ability to comply with the applicable body of rules and regulations in the manner and within the time frames required.

Such risks are currently exacerbated by the outcome of the EU Referendum and the UK’s decision to leave the EU and the unprecedented degree of uncertainty as to the respective legal and regulatory frameworks in which the RBS Group and the Group will operate when the UK is no longer a member of the EU. For example, current proposed changes to the European prudential regulatory framework for banks and investment banks may result in additional prudential or structural requirements being imposed on financial institutions based outside the EU wishing to provide financial services within the EU (which may apply to the Group once the UK has formally exited the EU). See also “Changes to the prudential regulatory framework for banks and investment banks within the EU may require additional structural changes to the RBS Group’s operations which may affect current restructuring plans and have a material adverse effect on the Group”. In addition, the Group and its counterparties may no longer be able to rely on the European passporting framework for financial services and could be required to apply for authorisation in multiple European jurisdictions, the costs, timing and viability of which is uncertain.

Any of these developments (including failures to comply with new rules and regulations) could have a significant impact on how the RBS Group and the Group conduct their business, their authorisations and licences, the products and services they offer, their reputation and the value of their assets, the Group’s operations or legal entity structure, including attendant restructuring costs and consequently have a material adverse effect on their business, funding costs, results of operations, financial condition and future prospects.

Risk factors continued
Areas in which, and examples of where, governmental policies, regulatory and accounting changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on the Group include, but are not limited to, those set out above as well as the following:

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amendments to the framework or requirements relating to the quality and quantity of regulatory capital to be held by the RBS Group or the Group as well as liquidity and leverage requirements, either on a solo, consolidated or subgroup level (and taking into account the RBS Group’s new legal structure following the implementation of the UK ring-fencing regime), including amendments to the rules relating to the calculation of risk-weighted assets and reliance on internal models and credit ratings as well as rules affecting the eligibility of deferred tax assets;
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the design and implementation of national or supranational mandated recovery, resolution or insolvency regimes or the implementation of additional or conflicting loss-absorption requirements, including those mandated under MREL or by the FSB’s recommendations on TLAC;
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new or amended regulations or taxes that reduce profits attributable to shareholders which may diminish, or restrict, the accumulation of the distributable reserves or distributable items necessary to make distributions or coupon payments or limit the circumstances in which such distributions may be made or the extent thereof;
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the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;
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further investigations, proceedings or fines either against the RBS Group or the Group in isolation or together with other large financial institutions with respect to market conduct wrongdoing;
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the imposition of government-imposed requirements and/or related fines and sanctions with respect to lending to the UK SME market and larger commercial and corporate entities;
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increased regulatory scrutiny with respect to mortgage lending, including through the implementation of the UK mortgage market review and other initiatives led by the Bank of England or European regulators
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additional rules and regulatory initiatives and review relating to customer protection, including the FCA’s Treating Customers Fairly regime and increased focus by regulators on how institutions conduct business, particularly with regard to the delivery of fair outcomes for customers and orderly/transparent markets.
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the imposition of additional restrictions on the Group’s ability to compensate its senior management and other employees and increased responsibility and liability rules applicable to senior and key employees;
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regulations relating to, and enforcement of, anti-bribery, anti-money laundering, anti-terrorism or other similar sanctions regimes;
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rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;
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changes to financial reporting standards (including accounting standards or guidance) and guidance or the timing of their implementation;
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changes to risk aggregation and reporting standards;
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changes to corporate governance requirements, senior manager responsibility, corporate structures and conduct of business rules;
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competition reviews and investigations relating to the retail banking sector in the UK, including with respect to SME banking and PCAs;
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financial market infrastructure reforms establishing new rules applying to investment services, short selling, market abuse, derivatives markets and investment funds, including the European Market Infrastructure Regulation and the Markets in Financial Instruments Directive and Regulation in the EU and the Dodd Frank Wall Street Reform Consumer Protection Act of 2010 in the US;
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increased attention to competition and innovation in UK payment systems following the establishment of the new Payments Systems Regulator and developments relating to the UK initiative on Open Banking and the European directive on payment services;
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new or increased regulations relating to customer data and privacy protection, including the EU General Data Protection Regulation;
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restrictions on proprietary trading and similar activities within a commercial bank and/or a group;
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the introduction of, and changes to, taxes, levies or fees applicable to the Group’s operations, such as the imposition of a financial transaction tax, changes in tax rates, increases in the bank corporation tax surcharge in the UK, restrictions on the tax deductibility of interest payments or further restrictions imposed on the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;
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investigations into facilitation of tax evasion or avoidance or the creation of new civil or criminal offences relating thereto;
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the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in European member states or in other countries, such as the US); and
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other requirements or policies affecting the Group’s profitability or product offering, including through the imposition of increased compliance obligations or obligations which may lead to restrictions on business growth, product offerings, or pricing.

Risk factors continued
Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory laws, rules or regulations by key regulators in different jurisdictions, or failure by the Group to comply with such laws, rules and regulations, may have a material adverse effect on the RBS Group’s and/or the Group’s business, financial condition and results of operations.

In addition, uncertainty and lack of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the RBS Group’s and the Group’s ability to engage in effective business, capital and risk management planning.

The Group is subject to pension risks and may be required to make additional contributions to cover pension funding deficits as a result of degraded economic conditions or as a result of the restructuring of their pension schemes in relation to the implementation of the UK ring-fencing regime.
The Group maintains a number of defined benefit pension schemes for certain former and current employees. Pension risk includes the risk that the assets of the RBS Group’s various defined benefit pension schemes, including those in which the Group participates do not fully match the timing and amount of the schemes’ liabilities, as a result of which the RBS Group and/or the Group are required or choose to make additional contributions to address deficits that may emerge. Risk arises from the schemes because the value of the asset portfolios may be less than expected and because there may be greater than expected increases in the estimated value of the schemes’ liabilities and additional future contributions to the schemes may be required.

The value of pension scheme liabilities varies with changes to long-term interest rates (including prolonged periods of low interest rates as is currently the case), inflation, monetary policy, pensionable salaries and the longevity of scheme members, as well as changes in applicable legislation. In particular, as life expectancies increase, so too will the pension scheme liabilities; the impact on the pension scheme liabilities due to a one year increase in longevity would have been expected to be £1.5 billion as at 31 December 2016.

Given economic and financial market difficulties and volatility, the low interest rate environment and the risk that such conditions may occur again over the near and medium term, some of the RBS Group’s pension schemes have experienced increased pension deficits.

The last triennial valuation of the Main Scheme , which covers certain of the Group’s current or former employees and to which the Group contributes, had an effective date of 31 December 2015. This valuation was concluded with the acceleration of the nominal value of all committed contributions in respect of past service (£4.2 billion), which was paid in Q1 2016.

The next triennial period valuation will take place in Q4 2018 and the Main Scheme pension trustee has agreed that it would not seek a new valuation prior to that date, except where a material change arises. The 2018 triennial valuation is expected to result in a significant increase in the regular annual contributions in respect of the ongoing accrual of benefits. Notwithstanding the 2016 accelerated payment and any additional contributions that may be required beforehand as a result of a material change, the RBS Group expects to have to agree additional contributions, to which the Group may be required to contribute over and above the existing committed past service contributions, as a result of the next triennial valuation. Under current legislation, such agreement would need to be reached no later than Q1 2020.

The cost of such additional contributions could be material and any additional contributions that are committed to the Main Scheme following new actuarial valuations would trigger the recognition of a significant additional liability on the balance sheet of the Group and/or an increase in any pension surplus derecognised, which in turn could have a material adverse effect on the Group’s results or operations, financial position and prospects.

In addition, the UK ring-fencing regime will require significant changes to the structure of the RBS Group’s existing defined benefit pension schemes as RFB entities may not be liable for debts to pension schemes that might arise as a result of the failure of an entity that is not an RFB or wholly owned subsidiary thereof after 1 January 2026. The restructuring of the RBS Group and its defined benefit pension plans to implement the UK ring-fencing regime could affect assessments of the RBS Group’s pension scheme deficits, or result in the pension scheme trustees considering that the employer covenant has been weakened , and result in additional contributions being required.

The RBS Group is developing a strategy to meet these requirements, which has been discussed with the PRA and is likely to require the agreement of the pension scheme trustee. Discussions with the pension scheme trustee are ongoing and will be influenced by the RBS Group’s overall ring-fence strategy and its pension funding and investment strategies.

If agreement is not reached with the pension trustee, alternative options less favourable to the RBS Group or the Group may need to be developed to meet the requirements of the pension regulations.

Risk factors continued
The costs associated with the restructuring of the Group’s existing defined benefit pension schemes could be material and could result in higher levels of additional contributions than those described above and currently agreed with the pension trustee, which could have a material adverse effect on the Group’s results of operations, financial position and prospects.

Pension risk and changes to the RBS Group’s funding of its pension schemes may have a significant impact on the RBS Group’s and/or the Group’s capital position.
The RBS Group’s capital position is influenced by pension risk in several respects: Pillar 1 capital is impacted by the requirement that net pension assets are to be deducted from capital and that actuarial gains/losses impact reserves and, by extension, CET1 capital; Pillar 2A requirements result in the RBS Group being required to carry a capital add-on to absorb stress on the pension fund and finally the risk of additional contributions to the RBS Group’s pension fund is taken into account in the RBS Group’s capital framework plan. Changes to the RBS Group’s capital position or capital requirements relating to pension risks, are then reflected in the capital which the Group is required to hold, in line with the RBS Group’s capital strategy which requires Group entities, including the Group, to maintain adequate capital at all times. In addition, an increase in the pension risk to which the Group is exposed may result in increased regulatory capital requirements applicable to the Group.

The RBS Group believes that the accelerated payment to the RBS Group’s Main Scheme pension fund made in Q1 2016 improved the RBS Group’s and the Group’s capital planning and resilience through the period to 2019 and provided the Main Scheme pension trustee with more flexibility over its investment strategy. This payment has resulted in a reduction in prevailing Pillar2A add-on. However, subsequent contributions required in connection with the 2018 triennial valuation may adversely impact the RBS Group’s and the Group’s capital position.

The RBS Group’s expectations as to the impact on its capital position of this payment in the near and medium term and of the accounting impact under its revised accounting policy are based on a number of assumptions and estimates, including with respect to the beneficial impact on its Pillar 2A requirements and confirmation of such impact by the PRA and the timing thereof, any of which may prove to be inaccurate (including with respect to the calculation of the CET1 ratio impact on future periods), including as a result of factors outside of the RBS Group’s control (which include the PRA’s approval).

As a result, if any of these assumptions proves inaccurate, the RBS Group’s capital position may significantly deteriorate and fall below the minimum capital requirements applicable to the RBS Group or RBS Group entities (including the Bank) and in turn result in increased regulatory supervision or sanctions, restrictions on discretionary distributions or loss of investor confidence, which could individually or in aggregate have a material adverse effect on the RBS Group’s and/or the Group’s results of operations, financial prospects or reputation.

The impact of the Group’s pension obligations on its results and operations are also dependent on the regulatory environment in which it operates. There is a risk that changes in prudential regulation, pension regulation and accounting standards, or a lack of coordination between such sets of rules, may make it more challenging for the RBS Group to manage its pension obligations resulting in an adverse impact on the RBS Group’s CET1 capital.

The Group relies on valuation, capital and stress test models to conduct its business, assess its risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro-and macroeconomic environment in which the Group operates or findings of deficiencies by the Group’s regulators resulting in increased regulatory capital requirements could have a material adverse effect on the Group’s business, capital and results.
Given the complexity of the Group’s business, strategy and capital requirements, the Group relies on analytical models to manage its business, assess the value of its assets and its risk exposure and anticipate capital and funding requirements, including with stress testing. The Group’s valuation, capital and stress test models and the parameters and assumptions on which they are based, need to be periodically reviewed and updated to ensure their accuracy.

Failure of these models to accurately reflect changes in the environment in which the Group operates or to be updated in line with changes in the RBS Group’s or the Group’s business model or operations, or the failure to properly input any such changes could have an adverse impact on the modelled results or could fail to accurately capture the Group’s risk exposure or the risk profile of the Group’s financial instruments or result in the RBS Group being required to hold additional capital as a function of the PRA buffer. The Group also uses valuation models that rely on market data inputs. If incorrect market data is input into a valuation model, it may result in incorrect valuations or valuations different to those which were predicted and used by the Group in its forecasts or decision making. Internal stress test models may also rely on different, less severe, assumptions or take into account different data points than those defined by the Group’s regulators.

Risk factors continued
Some of the analytical models used by the Group are predictive in nature. In addition, a number of the internal models used by the Group are designed, managed and analysed by the RBS Group and may inappropriately capture the risks and exposures relating to the Group’s portfolios. Some of the Group’s internal models are subject to periodic review by its regulators and, if found deficient, the Group may be required to make changes to such models or may be precluded from using any such models, which would result in an additional capital requirement that could have a material impact on the Group’s capital position.

The Group could face adverse consequences as a result of decisions which may lead to actions by management based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood or such information being used for purposes for which it was not designed. Risks arising from the use of models could have a material adverse effect on the Group’s business, financial condition and/or results of operations, minimum capital requirements and reputation.

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Its results in future periods may be affected by changes to applicable accounting rules and standards.
The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, results reported in future periods may reflect amounts which differ from those estimates.

Estimates, judgements and assumptions take into account historical experience and other factors, including market practice and expectations of future events that are believed to be reasonable under the circumstances.

The accounting policies deemed critical to the Group’s results and financial position, based upon materiality and significant judgements and estimates, include goodwill, provisions for liabilities, deferred tax, loan impairment provisions, fair value of financial instruments, which are discussed in detail in “Critical accounting policies and key sources of estimation uncertainty” on page 129. IFRS Standards and Interpretations that have been issued by the International Accounting Standards Board (the IASB) but which have not yet been adopted by the Group are discussed in “Accounting developments” on page 131.

Changes in accounting standards or guidance by internal accounting bodies or in the timing of their implementation, whether mandatory or as a result of recommended disclosure relating to the future implementation of such standards could result in the Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments and could also significantly impact the financial results, condition and prospects of the Group.

In July 2014, the IASB published a new accounting standard for financial instruments (IFRS 9) effective for annual periods beginning on or after 1 January 2018. It introduces a new framework for the recognition and measurement of credit impairment, based on expected credit losses, rather than the incurred loss model currently applied under IAS 39. The inclusion of loss allowances with respect to all financial assets that are not recorded at fair value will tend to result in an increase in overall impairment balances when compared with the existing basis of measurement under IAS 39. As a result of ongoing regulatory consultation, there is currently uncertainty as to the impact of the implementation of this standard on the RBS Group’s CET1 capital (and therefore CET1 ratio), although it is expected that this will result in increased earnings and capital volatility for the RBS Group.

The valuation of financial instruments, including derivatives, measured at fair value can be subjective, in particular where models are used which include unobservable inputs. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions.

In such circumstances, the Group’s internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. Resulting changes in the fair values of the financial instruments has had and could continue to have a material adverse effect on the Group’s earnings, financial condition and capital position.

The RBS Group’s and the Group’s operations entail inherent reputational risk.
Reputational risk, meaning the risk of brand damage and/or financial loss due to a failure to meet stakeholders’ expectations of the conduct, performance and business profile of the RBS Group and the Group, are inherent in their business. Stakeholders include customers, investors, rating agencies, employees, suppliers, governments, politicians, regulators, special interest groups, consumer groups, media and the general public.

Risk factors continued
Brand damage can be detrimental to the business of the Group in a number of ways, including its ability to build or sustain business relationships with customers, low staff morale, regulatory censure or reduced access to, or an increase in the cost of, funding. In particular, negative public opinion resulting from the actual or perceived manner in which the RBS Group or any member of the RBS Group conduct their business activities and operations, including as a result of speculative or inacurate media coverage, financial performance, ongoing investigations and proceedings and the settlement of any such investigations and proceedings, IT failures or cyber-attacks resulting in the loss or publication of confidential customer data or other sensitive information, the level of direct and indirect government support, or the actual or perceived strength or practices in the banking and financial industry may adversely affect the RBS Group’s and the Group’s ability to keep and attract customers and, in particular, corporate and retail depositors.

Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may also significantly enhance and accelerate the impact of damaging information and allegations.

Reputational risks may also be increased as a result of the restructuring of the RBS Group to implement its transformation programme and the UK ring-fencing regime, which could, in turn, have an adverse effect on the Group.

Although the RBS Group has implemented a Reputational Risk Policy across customer-facing businesses (including those of the Group) to improve the identification, assessment and management of customers, transactions, products and issues which represent a reputational risk, the RBS Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk, which could result in a material adverse effect on the RBS Group’s and/or the Group’s business, financial condition, results of operations and prospects.

The Group is exposed to conduct risk which may adversely impact the Group or its employees and may result in conduct having a detrimental impact on the Group’s customers or counterparties.
In recent years, the RBS Group, including the Group, have sought to refocus their culture on serving the needs of their customers and continue to redesign many of their systems and processes to promote this focus and strategy. However, the RBS Group and the Group are exposed to various forms of conduct risk in their operations.

These include business and strategic planning that does not consider customers’ needs, ineffective management and monitoring of products and their distribution, a culture that is not customer-centric, outsourcing of customer service and product delivery via third parties that do not have appropriate levels of control, oversight and culture, the possibility of alleged mis-selling of financial products or the mishandling of complaints related to the sale of such product, or poor governance of incentives and rewards. Some of these risks have materialised in the past and ineffective management and oversight of conduct issues may result in customers being poorly or unfairly treated and may in the future lead to further remediation and regulatory intervention/enforcement.

The RBS Group and the Group are also exposed to risk from employee misconduct including non-compliance with policies and regulatory rules, negligence or fraud, any of which could result in regulatory sanctions and serious reputational or financial harm to the RBS Group and/or the Group. In recent years, a number of multinational financial institutions, including the RBS Group and the Group, have suffered material losses due to the actions of employees, including, for example, in connection with the foreign exchange and LIBOR investigations and the RBS Group and the Group may not succeed in protecting themselves from such conduct in the future. It is not always possible to deter employee misconduct and the precautions the RBS Group and the Group take to prevent and detect this activity may not always be effective.

The RBS Group and the Group have implemented a number of policies and allocated new resources in order to help mitigate against these risks. The RBS Group and the Group have also prioritised initiatives to reinforce good conduct in their engagement with the markets in which they operate, together with the development of preventative and detective controls in order to positively influence behaviour.

The RBS Group’s transformation programme is also intended to improve the control environment of the RBS Group and the Group. Nonetheless, no assurance can be given that the RBS Group’s strategy and the control framework of the RBS Group or the Group will be effective and that conduct issues will not have an adverse effect on the RBS Group’s and/or the Group’s results of operations, financial condition or prospects.

Risk factors continued
The Group may be adversely impacted if its or the RBS Group’s risk management is not effective and there may be significant challenges in maintaining the effectiveness of the Group’s risk management framework as a result of the number of strategic and restructuring initiatives being carried out by the RBS Group simultaneously.
The management of risk is an integral part of all of the Group’s activities. Risk management includes the definition and monitoring of the Group’s risk appetite and reporting of the Group’s exposure to uncertainty and the consequent adverse effect on profitability or financial condition arising from different sources of uncertainty and risks as described throughout these risk factors.

Ineffective risk management may arise from a wide variety of events and behaviours, including lack of transparency or incomplete risk reporting, unidentified conflicts or misaligned incentives, lack of accountability control and governance, lack of consistency in risk monitoring and management or insufficient challenges or assurance processes.

Failure to manage risks effectively could adversely impact the RBS Group’s and/or the Group’s reputation or their relationship with their customers, shareholders or other stakeholders, which in turn could have a significant effect on the RBS Group’s and/or the Group’s business prospects, financial condition and/or results of operations.

Risk management is also strongly related to the use and effectiveness of internal stress tests and models. See “The Group relies on valuation, capital and stress test models to conduct its business, assess its risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro-and macroeconomic environment in which the Group operates or findings of deficiencies by the Group’s regulators resulting in increased regulatory capital requirements could have a material adverse effect on the Group’s business, capital and results.”

A failure by the RBS Group to embed a strong risk culture across the organisation could adversely affect the ability of the RBS Group and the Group to achieve their strategic objectives.
In response to weaknesses identified in previous years, the RBS Group is currently seeking to embed a strong risk culture within the organisation based on a robust risk appetite and governance framework. A key component of this approach is the three lines of defence model designed to identify, manage and mitigate risk across all levels of the organisation.
This framework has been implemented and improvements continue and will continue to be made to clarify and improve the three lines of defence and internal risk responsibilities and resources, including in response to feedback from regulators. Notwithstanding the RBS Group’s efforts, changing an organisation’s risk culture requires significant time, investment and leadership, and such efforts may not insulate the RBS Group or the Group from future instances of misconduct. A failure by any of these three lines to carry out their responsibilities or to effectively embed this culture could have a material adverse effect on the RBS Group and/or the Group through an inability to achieve their strategic objectives for their customers, employees and wider stakeholders.

The Group’s business and results of operations may be adversely affected by increasing competitive pressures and technology disruption in the markets in which it operates.
The markets for UK financial services, and the other markets within which the Group operates, are very competitive, and management expects such competition to continue or intensify in response to customer behaviour, technological changes (including the growth of digital banking), competitor behaviour, new entrants to the market (including non-traditional financial services providers such as large retail or technology conglomerates), new lending models (such as peer-to-peer lending), industry trends resulting in increased disaggregation or unbundling of financial services or conversely the re-intermediation of traditional banking services, and the impact of regulatory actions and other factors.

Risk factors continued
In particular, developments in the financial sector resulting from new banking, lending and payment solutions offered by rapidly evolving incumbents, challengers and new entrants, in particular with respect to payment services and products, and the introduction of disruptive technology may impede the Group’s ability to grow or retain its market share and impact its revenues and profitability., particularly in its key UK retail banking segment. These trends may be catalysed by regulatory and competition policy implemented by the UK government, particularly as a result of the Open Banking initiative and remedies imposed by the Competition and Markets Authority (CMA) designed to support the objectives of this initiative.

Increasingly many of the products and services offered by the Group are, and will become, technology intensive and the Group’s ability to develop such services has become increasingly important to retaining and growing the Group’s customer business in the UK.

There can be no certainty that the Group’s investment in its IT capability intended to address the material increase in customer use of online and mobile technology for banking will be successful or that it will allow the Group to continue to grow such services in the future. Certain of the Group’s current or future competitors may have more efficient operations, including better IT systems allowing them to implement innovative technologies for delivering services to their customers. Furthermore, the Group’s competitors may be better able to attract and retain customers and key employees and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than the Group. Although the Group invests in new technologies and participates in industry and research led initiatives aimed at developing new technologies, such investments may be insufficient, especially against a backdrop of cost savings targets for the Group, or the Group may fail to identify future opportunities or derive benefits from disruptive technologies. If the Group is unable to offer competitive, attractive and innovative products that are also profitable, it will lose market share, incur losses on some or all of its activities and lose opportunities for growth.

In addition, recent and future disposals and restructurings relating to the implementation of non-customer facing elements of the RBS Group’s transformation programme and the UK ring-fencing regime, or required by the Group’s regulators, as well as constraints imposed on the Group’s ability to compensate its employees at the same level as its competitors, may also have an impact on its ability to compete effectively. Intensified competition from incumbents, challengers and new entrants in the Group’s core markets could lead to greater pressure on the Group to maintain returns and may lead to unsustainable growth decisions. The impact of any such developments in the UK will become more significant as the Group’s business becomes increasingly concentrated in the UK retail sector. These and other changes in the Group’s competitive environment could have a material adverse effect on the Group’s business, margins, profitability, financial condition and prospects.

The Group operates in markets that are subject to intense scrutiny by the competition authorities and its business and results of operations could be materially affected by competition rulings and other government measures.
The competitive landscape for banks and other financial institutions in the UK, the rest of Europe and the US is changing rapidly. Recent regulatory and legal changes have and may continue to result in new market participants and changed competitive dynamics in certain key areas, such as in retail and SME banking in the UK where the introduction of new entrants is being actively encouraged by the UK Government. The competitive landscape in the UK is also likely to be affected by the UK Government’s implementation of the UK ring-fencing regime and other customer protection measures introduced by the Banking Reform Act 2013. The implementation of these reforms may result in the consolidation of newly separated businesses or assets of certain financial institutions with those of other parties to realise new synergies or protect their competitive position and is likely to increase competitive pressures on the Group.

The UK retail banking sector has been subjected to intense scrutiny by the UK competition authorities and by other bodies, including the FCA, in recent years, including with a number of reviews/inquiries being carried out, including market reviews conducted by the CMA and its predecessor the Office of Fair Trading regarding SME banking and Personal Current Accounts (PCAs), the Independent Commission on Banking and the Parliamentary Commission on Banking Standards. These reviews raised significant concerns about the effectiveness of competition in the banking sector.

Risk factors continued
The CMA’s Retail Banking Market Investigation report sets out measures primarily intended to make it easier for consumers and businesses to compare PCA and SME bank products, increase the transparency of price comparison between banks and amend PCA overdraft charging. The CMA is working with HM Treasury and other regulators to implement these remedies which are likely to impose additional compliance requirements on the Group and could, in aggregate, adversely impact the Group’s competitive position, product offering and revenues.

Adverse findings resulting from current or future competition investigations may result in the imposition of reforms or remedies which may impact the competitive landscape in which the Group operates or result in restrictions on mergers and consolidations within the UK financial sector.

These and other changes to the competitive framework in which the Group operates could have a material adverse effect on the Group’s business, margins, profitability, financial condition and prospects.

As a result of the commercial and regulatory environment in which it operates, the Group may be unable to attract or retain senior management (including members of the board) and other skilled personnel of the appropriate qualification and competence. The Group may also suffer if it does not maintain good employee relations.
The Group’s future success depend on its ability to attract, retain and remunerate highly skilled and qualified personnel, including senior management (which includes directors and other key employees), in a highly competitive labour market. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements, in particular those of banks in receipt of Government support (such as the RBS Group), which may place the Group at a competitive disadvantage. In addition, the market for skilled personnel is increasingly competitive, thereby raising the cost of hiring, training and retaining skilled personnel.

Certain of the Group’s directors as well as members of its executive committee and certain other senior managers and employees are also subject to the new responsibility regime introduced under the Banking Reform Act 2013 which introduces clearer accountability rules for those within the new regime. The senior managers’ regime and certification regime took effect on 7 March 2016, whilst the conduct rules will apply to the wider employee population from 7 March 2017 onwards, with the exception of some transitional provisions. The new regulatory regime may contribute to reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees, given concerns over the allocation of responsibilities introduced by the new rules.

In addition, in order to ensure the independence of the RFB, the Group will be required to recruit new independent directors and senior members of management to sit on the boards of directors and board committees of the RFB and other RBS Group entities, and there may be a limited pool of competent candidates from which such appointments can be made.

The RBS Group’s evolving strategy has led to the departure of a large number of experienced and capable employees, including Group employees. The restructuring relating to the ongoing implementation of the RBS Group’s transformation programme and related cost-reduction targets may cause experienced staff members to leave and prospective staff members not to join the RBS Group. The lack of continuity of senior management and the loss of important personnel coordinating certain or several aspects of the RBS Group’s restructuring (including those which impact the Group) could have an adverse impact on the Group’s business and future success.

The failure to attract or retain a sufficient number of appropriately skilled personnel to manage the complex restructuring required to implement the UK ring-fencing regime and the RBS Group’s strategy could prevent the RBS Group from successfully implementing its strategy and meeting regulatory commitments. This could have a material adverse effect on the RBS Group’s and/or the Group’s business, financial condition and results of operations.

Risk factors continued
In addition, many of the Group’s employees in the UK, continental Europe and other jurisdictions in which the RBS Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group’s business, reputation and results.

HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the RBS Group, including the Group, and any further offer or sale of its interests may affect the price of securities issued by the RBS Group.
On 6 August 2015, the UK Government made its first sale of RBSG ordinary shares since its original investment in 2009 and sold approximately 5.4% of its stake in RBSG. Following this initial sale, the UK Government exercised its conversion rights under the B Shares on 14 October 2015 which resulted in HM Treasury holding 72.88% of the ordinary share capital of RBSG, and which entity owns all of the Bank’s share capital. The UK Government, through HM Treasury, currently holds 71.3% of the issued ordinary share capital of the RBS Group. The UK Government has indicated its intention to continue to sell down its shareholding in the RBS Group.

In addition, UKFI manages HM Treasury’s shareholder relationship with the RBS Group and, although HM Treasury has indicated that it intends to respect the commercial decisions of the RBS Group and that the RBS Group companies (including the Bank) will continue to have their own independent board of directors and management team determining their own strategy, its position as a majority shareholder (and UKFI’s position as manager of this shareholding) means that HM Treasury or UKFI might be able to exercise a significant degree of influence over, among other things, the election of directors and appointment of senior management, the RBS Group’s capital strategy, dividend policy, remuneration policy or the conduct of the RBS Group’s operations. The manner in which HM Treasury or UKFI exercises HM Treasury’s rights as majority shareholder could give rise to conflicts between the interests of HM Treasury and the interests of other shareholders. The Board of RBSG has a duty to promote the success of the RBS Group for the benefit of its members as a whole.

The Group is committed to executing the run-down and sale of certain businesses, portfolios and assets forming part of the businesses and activities being exited by the RBS Group. Failure by the Group to do so on commercially favourable terms could have a material adverse effect on the Group’s operations, operating results, financial position and reputation.
The Group’s ability to dispose of the remaining businesses, portfolios and assets forming part of the businesses and activities being exited by the RBS Group and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which remain volatile.

As a result, there is no assurance that the Group will be able to sell, exit or run down these businesses, portfolios or assets either on favourable economic terms to the Group or at all or that it may do so within the intended timetable. Material tax or other contingent liabilities could arise on the disposal or run-down of assets or businesses and there is no assurance that any conditions precedent agreed will be satisfied, or consents and approvals required will be obtained in a timely manner or at all.

The Group may be exposed to deteriorations in the businesses, portfolios or assets being sold between the announcement of the disposal and its completion, which period may span many months.

In addition, the Group may be exposed to certain risks, including risks arising out of ongoing liabilities and obligations, breaches of covenants, representations and warranties, indemnity claims, transitional services arrangements and redundancy or other transaction-related costs, and counterparty risk in respect of buyers of assets being sold.

The occurrence of any of the risks described above could have a material adverse effect on the Group’s business, results of operations, financial condition and capital position and consequently may have the potential to impact the competitive position of part or all of the Group’s business.

The value or effectiveness of any credit protection that the Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
The Group has some remaining credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), and other credit derivatives, each of which are carried at fair value.

The fair value of these CDSs, as well as the Group’s exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought.

Many market counterparties have been adversely affected by their exposure to residential mortgage-linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness may deteriorate rapidly. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates, the Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs. The Group also recognises any fluctuations in the fair value of other credit derivatives.

Risk factors continued
Any such adjustments or fair value changes may have a material adverse impact on the Group’s financial condition and results of operations.

RBSG and its subsidiaries (including the Bank) are subject to a new and evolving framework on recovery and resolution, the impact of which remains uncertain, and which may result in additional compliance challenges and costs.
In the EU, the UK and the US, regulators have implemented or are in the process of implementing recovery and resolution regimes designed to prevent the failure of financial institutions and resolution tools to ensure the timely and orderly resolution of financial institutions. These initiatives have been complemented by a broader set of initiatives to improve the resilience of financial institutions and reduce systemic risk, including the UK ring-fencing regime, the introduction of certain prudential requirements and powers under CRD IV, and certain other measures introduced under the BRRD, including the requirements relating to loss absorbing capital.

The BRRD which was implemented in the UK from January 2015, provides a framework for the recovery and resolution of credit institutions and investment firms, their subsidiaries and certain holding companies in the EU, and the tools and powers introduced under the BRRD include preparatory and preventive measures, early supervisory intervention powers and resolution tools.

Implementation of certain provisions of the BRRD remains subject to secondary rulemaking as well as a review by the European Parliament and the European Commission of certain topics mandated by the BRRD. In November 2016, as a result of this review, the European Commission published a package of proposals seeking to introduce certain amendments to CRD IV and the BRRD as well as a new proposal seeking to harmonize creditor hierarchy.

These proposals are now subject to further discussions and negotiations among the European institutions and it is not possible to anticipate their final content. Further amendments to the BRRD or the implementing rules in the EU may also be necessary to ensure continued consistency with the FSB recommendations on resolution regimes and resolution planning for G-SIBs, including with respect to TLAC requirements.

In light of these potential developments as well as the impact of the UK’s decision to leave the EU following the result of the EU Referendum, there remains uncertainty as to the rules which may apply to the RBS Group going forward. In addition, banks headquartered in countries which are members of the Eurozone are now subject to the European banking union framework. In November 2014, the ECB assumed direct supervisory responsibility for RBS NV and Ulster Bank under the Single Supervisory Mechanism (SSM). As a result of the above, there remains uncertainty as to how the relevant resolution regimes in force in the UK, the Eurozone and other jurisdictions, would interact in the event of a resolution of the RBS Group.

The BRRD requires national resolution funds to raise “ex ante” contributions on banks and investment firms in proportion to their liabilities and risk profiles and allow them to raise additional “ex post” funding contributions in the event the ex-ante contributions do not cover the losses, costs or other expenses incurred by use of the resolution fund. Although receipts from the UK bank levy are currently being used to meet the ex-ante and ex post funding requirements, the RBS Group may be required to make additional contributions in the future. In addition, RBS Group entities in countries subject to the European banking union are required to pay supervisory fees towards the funding of the SSM as well as contributions to the single resolution fund.

The new recovery and resolution regime implementing the BRRD in the UK replaces the previous regime and has imposed and is expected to impose in the near-to medium-term future, additional compliance and reporting obligations on the RBS Group, including the Group, which may result in increased costs, including as a result of the RBS Group’s mandatory participation in resolution funds, and heightened compliance risks and the RBS Group may not be in a position to comply with all such requirements within the prescribed deadlines or at all.

Risk factors continued
In addition, the PRA has adopted a new framework requiring financial institutions to ensure the continuity of critical shared services (provided by entities within the group or external providers) to facilitate recovery action, orderly resolution and post-resolution restructuring, which will apply from 1 January 2019.

The application of such rules to the RBS Group may require the RBS Group to restructure certain of its activities or reorganise the legal structure of its operations, may limit the RBS Group’s ability to outsource certain functions and/or may result in increased costs resulting from the requirement to ensure the financial and operational resilience and independent governance of such critical services. Any such developments could have a material adverse impact on the Group.

In addition, compliance by the RBS Group with this new recovery and resolution framework has required and is expected to continue to require significant work and engagement with the RBS Group’s regulators, including in order for the RBS Group to submit to the PRA credible recovery and resolution plans, the outcome of which may impact the operations or structure of the RBS Group or the Group. Such rules will need to be implemented consistently with the UK ring-fencing regime.

The RBS Group may become subject to the application of stabilisation or resolution powers in certain significant stress situations, which may result in various actions being taken in relation to the RBS Group and any securities of the RBS Group, including the Group, including the write-off, write-down or conversion of the securities issued by the RBS Group or the Group.
The Banking Act 2009, as amended to implement the BRRD (Banking Act) confers substantial powers on relevant UK authorities designed to enable them to take a range of actions in relation to UK banks or investment firms and certain of their affiliates in the event a bank or investment firm in the same group is considered to be failing or likely to fail. Under the Banking Act, wide powers are granted to the relevant resolution authorities, as appropriate as part of a special resolution regime (the SRR). These powers enable the relevant UK resolution authority to implement resolution measures with respect to a UK bank or investment firm and certain of its affiliates (including, for example, RBSG) (each a relevant entity) in circumstances in which the relevant UK resolution authority is satisfied that the resolution conditions are met.

Under the applicable regulatory framework and pursuant to guidance issued by the Bank of England, governmental capital support, if any is provided, would only be used as a last resort measure where a serious threat to financial stability cannot be avoided by other measures (such as the stabilisation options described below, including the UK bail-in power) and subject to the limitations set out in the Banking Act.

Several stabilisation options and tools are available to the relevant UK resolution authority under the SRR, where a resolution has been triggered. In addition, the UK resolution authority may commence special administration or liquidation procedures specifically applicable to banks.

Where stabilisation options are used which rely on the use of public funds, the option can only be used once there has been a contribution to loss absorption and recapitalisation of at least 8% of the total liabilities of the institution under resolution. The Bank of England has indicated that among these options, the UK bail-in tool (as described further below) would apply in the event a resolution of the RBS Group were triggered.

Further, the Banking Act grants broad powers to the UK resolution authority, the application of which may adversely affect contractual arrangements and which include the ability to (i) modify or cancel contractual arrangements to which an entity in resolution is party, in certain circumstances; (ii) suspend or override the enforcement provisions or termination rights that might be invoked by counterparties facing an entity in resolution, as a result of the exercise of the resolution powers; and (iii) disapply or modify laws in the UK (with possible retrospective effect) to enable the powers under the Banking Act to be used effectively.

The stabilisation options are intended to be applied prior to the point at which any insolvency proceedings with respect to the relevant entity would otherwise have been initiated. Accordingly, the stabilisation options may be exercised if the relevant UK resolution authority: (i) is satisfied that a UK bank or investment firm is failing, or is likely to fail; (ii) determines that it is not reasonably likely that (ignoring the stabilisation powers) action will be taken by or in respect of a UK bank or investment firm that will result in condition (i) above ceasing to be met; (iii) considers the exercise of the stabilisation powers to be necessary, having regard to certain public interest considerations (such as the stability of the UK financial system, public confidence in the UK banking system and the protection of depositors, being some of the special resolution objectives) and (iv) considers that the special resolution objectives would not be met to the same extent by the winding-up of the UK bank or investment firm.

Risk factors continued
In the event that the relevant UK resolution authority seeks to exercise its powers in relation to a UK banking group company (such as RBSG), the relevant UK resolution authority has to be satisfied that (A) the conditions set out in (i) to (iv) above are met in respect of a UK bank or investment firm in the same banking group (or, in respect of an EEA or third country credit institution or investment firm in the same banking group, the relevant EEA or third country resolution authority is satisfied that the conditions for resolution applicable in its jurisdiction are met) and (B) certain criteria are met, such as the exercise of the powers in relation to such UK banking group company being necessary having regard to public interest considerations. The use of different stabilisation powers is also subject to further “specific conditions” that vary according to the relevant stabilisation power being used. Although the SRR sets out the pre-conditions for determining whether an institution is failing or likely to fail, it is uncertain how the Bank of England would assess such conditions in any particular pre-insolvency scenario affecting RBSG and/or other members of the RBS Group (including the Bank) and in deciding whether to exercise a resolution power. Further regulatory developments, including proposals by the FSB on cross-border recognition of resolution actions, could also influence the conditions for the exercise of the stabilisation powers.

There has been no application of the SRR powers in the UK to a large financial institution, such as RBSG, to date, which could provide an indication of the relevant UK resolution authority’s approach to the exercise of the resolution powers, and even if such examples existed, they may not be indicative of how such powers would be applied to RBSG. Therefore, holders of shares and other securities issued by RBS Group entities may not be able to anticipate a potential exercise of any such powers.

The UK bail-in tool is one of the powers available to the UK resolution authority under the SRR and was introduced under the Banking Reform Act 2013. The UK government amended the provisions of the Banking Act to ensure the consistency of these provisions with the bail-in provisions under the BRRD, which amendments came into effect on 1 January 2015. The UK bail-in tool includes both a power to write-down or convert capital instruments and triggered at the point of non-viability of a financial institution and a bail-in tool applicable to eligible liabilities (including senior unsecured debt securities issued by the RBS Group) and available in resolution.

The capital instruments write-down and conversion power may be exercised independently of, or in combination with, the exercise of a resolution tool, and it allows resolution authorities to cancel all or a portion of the principal amount of capital instruments and/or convert such capital instruments into common equity tier 1 instruments when an institution is no longer viable. The point of non-viability for such purposes is the point at which the Bank of England or the PRA determines that the institution meets the conditions for entry into the Special Resolution Regime as defined under the Banking Act or will no longer be viable unless the relevant capital instruments are written down or extraordinary public support is provided, and without such support the appropriate authority determines that the institution would no longer be viable.

Where the conditions for resolution exist and it is determined that a stabilisation power may be exercised, the Bank of England may use the bail-in tool (in combination with other resolution tools under the Banking Act) to, among other things, cancel or reduce all or a portion of the principal amount of, or interest on, certain unsecured liabilities of a failing financial institution and/or convert certain debt claims into another security, including ordinary shares of the surviving entity.

In addition, the Bank of England may use the bail-in tool to, among other things, replace or substitute the issuer as obligor in respect of debt instruments, modify the terms of debt instruments (including altering the maturity (if any) and/or the amount of interest payable and/or imposing a temporary suspension on payments) and discontinue the listing and admission to trading of financial instruments. The exercise of the bail-in tool will be determined by the Bank of England which will have discretion to determine whether the institution has reached a point of non-viability or whether the conditions for resolution are met, by application of the relevant provisions of the Banking Act, and involves decisions being taken by the PRA and the Bank of England, in consultation with the FCA and HM Treasury. As a result, it will be difficult to predict when, if at all, the exercise of the bail-in power may occur.

Risk factors continued
The potential impact of these powers and their prospective use may include increased volatility in the market price of shares and other securities issued by the RBS Group entities, as well as increased difficulties for RBSG or other RBS Group entities in issuing securities in the capital markets and increased costs of raising such funds.

If these powers were to be exercised (or there is an increased risk of exercise) in respect of the RBS Group or any entity within the RBS Group (including the Bank) such exercise could result in a material adverse effect on the rights or interests of RBSG shareholders which would likely be extinguished or very heavily diluted. Holders of debt securities (which may include holders of RBSG senior unsecured debt), would see the conversion of part (or all) of their claims into equity or written down in part or written off entirely. In accordance with the rules of the Special Resolution Regime, the losses imposed on holders of equity and debt instruments through the exercise of bail-in powers would be subject to the “no creditor worse off” safeguard, which requires losses not to exceed those which would be realised in insolvency.

Although the above represents the risks associated with the UK bail-in power currently in force in the UK and applicable to the RBS Group, changes to the scope of, or conditions for the exercise of the UK bail-in power may be introduced as a result of further political or regulatory developments. In addition, further political, legal or strategic developments may lead to structural changes to the RBS Group, including at the holding company level. Notwithstanding any such changes, the RBS Group expects that its securities would remain subject to the exercise of a form of bail-in power, either pursuant to the provisions of the Banking Act, the BRRD or otherwise.

In the UK and in other jurisdictions, the RBS Group and the Group are responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.
In the UK, the Financial Services Compensation Scheme (FSCS) was established under the Financial Services and Markets Act 2000 and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The FSCS pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising levies on the industry, including the RBS Group and the Group. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits.

In the event that the FSCS needs to raise additional and unexpected funding, is required to raise funds more frequently or significantly increases the levies to be paid by authorised firms, the associated costs to the RBS Group or the Group may have an adverse impact on the RBS Group’s and/or the Group’s results of operations and financial condition. For example, the deposit protection limit increased by £10,000 to £85,000 effective from 30 January 2017, which will result in an increase to the RBS Group’s FSCS levies.

To the extent that other jurisdictions where the RBS Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes, the RBS Group may make further provisions and may incur additional costs and liabilities, which may have an adverse impact on the RBS Group’s and/or the Group’s financial condition and results of operations.

The Group’s results could be adversely affected in the event of goodwill impairment.
The Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised initially at cost and subsequently at cost less any accumulated impairment losses. As required by IFRS Standards, the Group tests goodwill for impairment annually, or more frequently when events or circumstances indicate that it might be impaired. An impairment test involves comparing the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value.

At 31 December 2016, the Group carried goodwill of £5.2 billion on its balance sheet. The value in use and fair value of the Group’s cash-generating units are affected by market conditions and the performance of the economies in which the Group operates.

Where the Group is required to recognise a goodwill impairment, it is recorded in the Group’s income statement, but it has no effect on the Group’s regulatory capital position. Further impairments of the Group’s goodwill could have an adverse effect on the Group’s results and financial condition.

Risk factors continued
Recent and anticipated changes in the tax legislation in the UK are likely to result in increased tax payments by the Group and may impact the recoverability of certain deferred tax assets recognised by the Group.
In accordance with IFRS Standards, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses.

In the UK, legislation has been introduced over the past few years which seeks to impose restrictions on the use of certain brought forward tax losses of banking companies. This has impacted and will continue to impact the extent to which the RBS Group is able to recognise deferred tax assets. Failure to generate sufficient future taxable profits or further changes in tax legislation (including rates of tax) or accounting standards may reduce the recoverable amount of the recognised deferred tax assets.

Further changes to the treatment of deferred tax assets may impact the Group’s capital, for example by reducing further the Group’s ability to recognise deferred tax assets. The implementation of the rules relating to the UK ring-fencing regime and the resulting restructuring of the RBS Group may further restrict the Group’s ability to recognise tax deferred tax assets in respect of brought forward losses.

Legal Entity Identifier: RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 February 2017

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary